English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Three Months Ended March 31, 2023 and 2022 and
Independent Auditors’ Review Report

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勤業眾信
勤業眾信聯合會計師事務所
11073 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2023 and 2022, its consolidated financial performance and its consolidated cash flows for the three months ended March 31, 2023 and 2022 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.

Deloitte & Touche
Taipei, Taiwan
Republic of China

May 9, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2023 (Reviewed)		December 31, 2022 (Audited)		March 31, 2022 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,385,232,810	27	$1,342,814,083	27	$1,151,589,646	29
Financial assets at fair value through profit or loss (Note 7)	982,014	-	1,070,398	-	758,452	-
Financial assets at fair value through other comprehensive income (Note 8)	129,541,034	3	122,998,543	2	120,995,765	3
Financial assets at amortized cost (Note 9)	73,428,595	2	94,600,219	2	8,425,386	-
Hedging financial assets (Note 10)	70	-	2,329	-	286,824	-
Notes and accounts receivable, net (Note 11)	147,715,125	3	229,755,887	5	212,846,891	5
Receivables from related parties (Note 32)	332,554	-	1,583,958	-	581,010	-
Other receivables from related parties (Note 32)	76,608	-	68,975	-	58,165	-
Inventories (Note 12)	216,067,981	4	221,149,148	4	200,118,682	5
Other financial assets (Note 33)	26,007,016	1	25,964,428	1	16,243,656	1
Other current assets	16,343,714	-	12,888,776	-	10,333,155	-

Total current assets	1,995,727,521	40	2,052,896,744	41	1,722,237,632	43

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	6,918,090	-	6,159,200	-	6,011,937	-
Financial assets at amortized cost (Note 9)	34,512,468	1	35,127,215	1	15,605,898	-
Investments accounted for using equity method (Note 13)	28,483,064	1	27,641,505	1	24,119,008	1
Property, plant and equipment (Note 14)	2,833,396,892	56	2,693,836,970	54	2,104,330,654	53
Right-of-use assets (Note 15)	42,018,656	1	41,914,136	1	32,922,146	1
Intangible assets (Note 16)	24,296,839	-	25,999,155	1	25,620,051	1
Deferred income tax assets (Note 4)	68,775,652	1	69,185,842	1	53,903,541	1
Refundable deposits	4,218,206	-	4,467,022	-	4,073,354	-
Other noncurrent assets	7,496,960	-	7,551,089	-	3,852,446	-

Total noncurrent assets	3,050,116,827	60	2,911,882,134	59	2,270,439,035	57

TOTAL	$5,045,844,348	100	$4,964,778,878	100	$3,992,676,667	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 30)	$-	-	$-	-	$144,550,897	4
Financial liabilities at fair value through profit or loss (Note 7)	620,967	-	116,215	-	2,203,138	-
Hedging financial liabilities (Note 10)	39,108	-	813	-	-	-
Accounts payable	46,302,185	1	54,879,708	1	48,653,183	1
Payables to related parties (Note 32)	1,079,764	-	1,642,637	-	1,450,896	-
Salary and bonus payable	24,518,981	1	36,435,509	1	21,077,111	1
Accrued profit sharing bonus to employees and compensation to directors (Note 28)	74,158,512	1	61,748,574	1	48,766,534	1
Payables to contractors and equipment suppliers	157,374,807	3	213,499,613	4	122,915,512	3
Cash dividends payable (Note 20)	142,617,093	3	142,617,093	3	142,617,093	4
Income tax payable (Note 4)	157,215,093	3	120,801,814	3	87,693,132	2
Long-term liabilities - current portion (Notes 18, 19 and 30)	8,040,000	-	19,313,889	-	16,791,667	-
Accrued expenses and other current liabilities (Notes 15, 21, 30 and 32)	261,123,411	5	293,170,952	6	186,148,544	5

Total current liabilities	873,089,921	17	944,226,817	19	822,867,707	21

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 30)	848,637,481	17	834,336,439	17	629,650,221	16
Long-term bank loans (Notes 19 and 30)	6,147,668	-	4,760,047	-	3,087,714	-
Deferred income tax liabilities (Note 4)	726,005	-	1,031,383	-	1,899,315	-
Lease liabilities (Notes 15 and 30)	29,984,875	1	29,764,097	-	21,065,933	-
Net defined benefit liability (Note 4)	8,602,302	-	9,321,091	-	8,533,290	-
Guarantee deposits	915,592	-	892,021	-	706,708	-
Others (Note 21)	184,842,906	4	179,958,116	4	183,397,025	5

Total noncurrent liabilities	1,079,856,829	22	1,060,063,194	21	848,340,206	21

Total liabilities	1,952,946,750	39	2,004,290,011	40	1,671,207,913	42

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Notes 20)	259,320,710	5	259,303,805	5	259,317,675	6
Capital surplus (Notes 20 and 27)	69,894,441	1	69,330,328	1	65,215,135	2
Retained earnings (Notes 20)
Appropriated as legal capital reserve	311,146,899	6	311,146,899	6	311,146,899	8
Appropriated as special capital reserve	20,320,473	1	3,154,310	-	62,608,515	1
Unappropriated earnings	2,441,820,698	48	2,323,223,479	47	1,664,506,123	42
	2,773,288,070	55	2,637,524,688	53	2,038,261,537	51
Others (Notes 20 and 27)	(24,269,263)	-	(20,505,626)	-	(47,492,685)	(1)

Treasury shares (Notes 20)	-	-	-	-	(871,566)	-

Equity attributable to shareholders of the parent	3,078,233,958	61	2,945,653,195	59	2,314,430,096	58

NON - CONTROLLING INTERESTS	14,663,640	-	14,835,672	1	7,038,658	-

Total equity	3,092,897,598	61	2,960,488,867	60	2,321,468,754	58

TOTAL	$5,045,844,348	100	$4,964,778,878	100	$3,992,676,667	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share) (Reviewed, Not Audited)

	Three Months Ended March 31
	2023		2022
	Amount	%	Amount	%

NET REVENUE (Notes 21, 32 and 37)	$508,632,973	100	$491,075,873	100

COST OF REVENUE (Notes 12, 28 and 32)	222,132,581	44	217,872,707	44

GROSS PROFIT	286,500,392	56	273,203,166	56

OPERATING EXPENSES (Notes 28 and 32)
Research and development	39,157,036	8	36,048,540	7
General and administrative	13,475,948	3	10,500,027	2
Marketing	2,676,360	-	2,062,623	1

Total operating expenses	55,309,344	11	48,611,190	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14 and 28)	47,109	-	(801,858)	-

INCOME FROM OPERATIONS (Note 37)	231,238,157	45	223,790,118	46

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,038,817	-	1,725,490	-
Interest income (Note 22)	13,617,818	3	1,673,879	-
Other income	87,910	-	308,383	-
Foreign exchange gain (loss), net (Note 35)	(44,363)	-	1,742,888	-
Finance costs (Note 23)	(2,963,686)	-	(2,140,766)	-
Other gains and losses, net (Note 24)	1,300,278	-	(268,296)	-

Total non-operating income and expenses	13,036,774	3	3,041,578	-

INCOME BEFORE INCOME TAX	244,274,931	48	226,831,696	46

INCOME TAX EXPENSE (Notes 4 and 25)	37,325,895	7	23,958,322	5

NET INCOME	206,949,036	41	202,873,374	41

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 20 and 25)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	560,573	-	315,959	-
Gain on hedging instruments	38,810	-	-	-
Share of other comprehensive income (loss) of associates	(4,435)	-	43,839	-
Income tax expense related to items that will not be reclassified subsequently	(24)	-	(15)	-

	594,924	-	359,783	-
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share) (Reviewed, Not Audited)

	Three Months Ended March 31
	2023		2022
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$(5,201,209)	(1)	$19,345,591	4
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	1,351,881	-	(5,105,144)	(1)
Gain (loss) on hedging instruments	(17,963)	-	693,828	-
Share of other comprehensive income (loss) of associates	(23,406)	-	164,459	-
Income tax expense related to items that may be reclassified subsequently	-	-	(47,300)	-

	(3,890,697)	(1)	15,051,434	3

Other comprehensive income (loss), net of income tax	(3,295,773)	(1)	15,411,217	3

TOTAL COMPREHENSIVE INCOME	$203,653,263	40	$218,284,591	44

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$206,986,561	41	$202,732,975	41
Non-controlling interests	(37,525)	-	140,399	-

	$206,949,036	41	$202,873,374	41

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$203,834,717	40	$218,283,654	44
Non-controlling interests	(181,454)	-	937	-

	$203,653,263	40	$218,284,591	44

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$7.98		$7.82
Diluted earnings per share	$7.98		$7.82

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars) (Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$2,170,733,205

Appropriations of earnings
Special capital reserve	-	-	-	-	3,304,303	(3,304,303)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(71,308,546)	(71,308,546)	-	-	-	-	-	-	(71,308,546)	-	(71,308,546)
Total	-	-	-	-	3,304,303	(74,612,849)	(71,308,546)	-	-	-	-	-	-	(71,308,546)	-	(71,308,546)

Net income	-	-	-	-	-	202,732,975	202,732,975	-	-	-	-	-	-	202,732,975	140,399	202,873,374

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	19,649,475	(4,778,602)	679,806	-	15,550,679	-	15,550,679	(139,462)	15,411,217

Total comprehensive income (loss)	-	-	-	-	-	202,732,975	202,732,975	19,649,475	(4,778,602)	679,806	-	15,550,679	-	218,283,654	937	218,284,591

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(425,224)	(425,224)	-	26,675	-	26,675

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	7,447	7,447	-	(7,447)	-	-	(7,447)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(2,178)	-	(2,178)	-	(2,178)	-	(2,178)

Adjustments to share of changes in equities of associates	-	-	30	-	-	-	-	-	-	-	-	-	-	30	-	30

From share of changes in equities of subsidiaries	-	-	15,474	-	-	-	-	-	-	-	-	-	-	15,474	4,587,381	4,602,855

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,688	3,688

BALANCE, MARCH 31, 2022	25,931,767	$259,317,675	$65,215,135	$311,146,899	$62,608,515	$1,664,506,123	$2,038,261,537	$(43,653,886)	$(4,211,739)	$798,164	$(425,224)	$(47,492,685)	$(871,566)	$2,314,430,096	$7,038,658	$2,321,468,754

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195	$14,835,672	$2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	17,166,163	(17,166,163)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(71,308,546)	(71,308,546)	-	-	-	-	-	-	(71,308,546)	-	(71,308,546)
Total	-	-	-	-	17,166,163	(88,474,709)	(71,308,546)	-	-	-	-	-	-	(71,308,546)	-	(71,308,546)

Net income	-	-	-	-	-	206,986,561	206,986,561	-	-	-	-	-	-	206,986,561	(37,525)	206,949,036

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	(5,080,466)	1,915,947	12,675	-	(3,151,844)	-	(3,151,844)	(143,929)	(3,295,773)

Total comprehensive income (loss)	-	-	-	-	-	206,986,561	206,986,561	(5,080,466)	1,915,947	12,675	-	(3,151,844)	-	203,834,717	(181,454)	203,653,263

Retirement of employee restricted stock	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(490,185)	(490,185)	-	95,783	-	95,783

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	80,753	80,753	-	(80,753)	-	-	(80,753)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(40,855)	-	(40,855)	-	(40,855)	-	(40,855)

Adjustments to share of changes in equities of associates	-	-	109	-	-	-	-	-	-	-	-	-	-	109	-	109

From share of changes in equities of subsidiaries	-	-	(5,059)	-	-	-	-	-	-	-	-	-	-	(5,059)	5,059	-

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,363	4,363

BALANCE, MARCH 31, 2023	25,932,071	$259,320,710	$69,894,441	$311,146,899	$20,320,473	$2,441,820,698	$2,773,288,070	$(16,823,767)	$(8,221,159)	$1,451,001	$(675,338)	$(24,269,263)	$-	$3,078,233,958	$14,663,640	$3,092,897,598

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars) (Reviewed, Not Audited)

	Three Months Ended March 31
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$244,274,931	$226,831,696
Adjustments for:
Depreciation expense	108,083,376	108,934,265
Amortization expense	2,239,265	2,167,798
Expected credit losses recognized on investments in debt instruments	6,164	11,768
Finance costs	2,963,686	2,140,766
Share of profits of associates	(1,038,817)	(1,725,490)
Interest income	(13,617,818)	(1,673,879)
Share-based compensation	100,772	27,453
Loss on disposal or retirement of property, plant and equipment, net	114,442	48,257
Gain on disposal or retirement of intangible assets, net	(769)	-
Impairment loss on property, plant and equipment	-	790,740
Gain on financial instruments at fair value through profit or loss, net	(23,522)	-
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	135,693	140,778
Loss (gain) on foreign exchange, net	(1,319,013)	2,074,789
Dividend income	(72,021)	(75)
Others	85,997	(258,328)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	633,098	918,808
Notes and accounts receivable, net	82,040,768	(15,260,809)
Receivables from related parties	1,251,404	134,314
Other receivables from related parties	(7,633)	3,366
Inventories	5,081,167	(7,016,361)
Other financial assets	813,274	1,229,128
Other current assets	(3,559,651)	(1,132,181)
Accounts payable	(8,577,523)	1,367,580
Payables to related parties	(562,873)	13,710
Salary and bonus payable	(11,916,528)	(2,724,989)
Accrued profit sharing bonus to employees and compensation to directors	12,409,938	12,241,793
Accrued expenses and other current liabilities	(42,056,749)	5,607,202
Other noncurrent liabilities	9,168,965	40,423,182
Net defined benefit liability	(718,789)	(2,503,589)
Cash generated from operations	385,931,234	372,811,692
Income taxes paid	(686,489)	(642,004)

Net cash generated by operating activities	385,244,745	372,169,688

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	(121,692)	-
Financial assets at fair value through other comprehensive income	(13,849,515)	(37,834,407)
Financial assets at amortized cost	(20,921,355)	(18,155,340)
Property, plant and equipment	(302,498,628)	(262,134,719)
Intangible assets	(285,784)	(583,003)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars) (Reviewed, Not Audited)

	Three Months Ended March 31
	2023	2022

Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	$8,752,678	$29,254,025
Financial assets at amortized cost	42,297,509	-
Property, plant and equipment	73,607	609,153
Intangible assets	769	-
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	122	-
Derecognition of hedging financial instruments	20,623	536,873
Interest received	12,281,197	1,526,825
Proceeds from government grants - property, plant and equipment	1,766,902	64,544
Proceeds from government grants - others	1,130	3,085
Other dividends received	62,648	75
Increase in prepayments for leases	(20,565)	-
Refundable deposits paid	(12,726)	(1,670,390)
Refundable deposits refunded	221,285	309,488

Net cash used in investing activities	(272,231,795)	(288,073,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	-	30,529,474
Proceeds from issuance of bonds	19,300,000	19,600,000
Repayment of bonds	(12,000,000)	-
Proceeds from long-term bank loans	2,450,000	-
Repayment of long-term bank loans	(329,444)	-
Payments for transaction costs attributable to the issuance of bonds	(20,274)	(21,200)
Treasury stock acquired	-	(871,566)
Repayment of the principal portion of lease liabilities	(709,158)	(523,177)
Interest paid	(1,871,200)	(1,103,792)
Guarantee deposits received	128,666	8,502
Guarantee deposits refunded	(131,062)	(1,648)
Cash dividends	(71,308,546)	(71,308,546)
Increase in non-controlling interests	3,988	4,605,765

Net cash used in financing activities	(64,487,030)	(19,086,188)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,107,193)	21,589,745

NET INCREASE IN CASH AND CASH EQUIVALENTS	42,418,727	86,599,454

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,342,814,083	1,064,990,192

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,385,232,810	$1,151,589,646

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise) (Reviewed, Not Audited)
1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on May 9, 2023.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.The IFRSs issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2023	December 31, 2022	March 31, 2022	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	68%	68%	73%	b)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	c)
	Japan Advanced Semiconductor Manufacturing, Inc.（JASM）	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	81%	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2023	December 31, 2022	March 31, 2022	Note

TSMC	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)
(Concluded)
Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:     VisEra has increased its capital in June 2022. After the increase in capital, TSMC’s shareholding in VisEra decreased from 73% to 68%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note c:    Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note d:    JASM increased its capital by issuing noncumulative preferred shares and common shares in April 2022, TSMC’s shareholding in JASM decreased from 81% to 71% and the proportion of voting right remain 81%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change TSMC’s control over JASM.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022.

6.    CASH AND CASH EQUIVALENTS

	March 31, 2023	December 31, 2022	March 31, 2022

Cash and deposits in banks	$1,376,643,700	$1,327,884,602	$1,148,906,061
Commercial paper	4,552,665	9,566,430	999,273
Money market funds	2,696,994	1,406,792	1,112,377
Repurchase agreements	1,265,191	1,133,310	-
Government bonds	74,260	2,451,570	571,935
Corporate bonds	-	371,379	-

	$1,385,232,810	$1,342,814,083	$1,151,589,646

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2023	December 31, 2022	March 31, 2022

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$860,326	$947,546	$758,452
Convertible bonds	121,688	122,852	-

	$982,014	$1,070,398	$758,452

Financial liabilities

Held for trading
Forward exchange contracts	$620,967	$116,215	$2,203,138

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

March 31, 2023

Sell NT$	April 2023 to May 2023	NT$	114,069,212
Sell US$	April 2023 to May 2023	US$	736,501
Sell RMB	April 2023	RMB	1,033,673

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$	79,610,590
Sell US$	January 2023 to March 2023	US$	752,486
Sell RMB	January 2023 to March 2023	RMB	1,448,371

March 31, 2022

Sell NT$	April 2022 to June 2022	NT$	118,373,692
Sell US$	April 2022 to May 2022	US$	1,674,736

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	March 31, 2023	December 31, 2022	March 31, 2022

Investments in debt instruments at FVTOCI
Corporate bonds	$68,601,115	$66,116,166	$59,119,180
Agency bonds/Agency mortgage-backed securities	31,299,500	28,399,890	32,024,446
Government bonds	19,925,888	18,929,924	20,392,667
Asset-backed securities	9,425,896	9,274,697	8,938,231
	129,252,399	122,720,677	120,474,524

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	6,918,090	6,159,200	6,011,937
Publicly traded stocks	288,635	277,866	521,241
	7,206,725	6,437,066	6,533,178

	$136,459,124	$129,157,743	$127,007,702

Current	$129,541,034	$122,998,543	$120,995,765
Noncurrent	6,918,090	6,159,200	6,011,937

	$136,459,124	$129,157,743	$127,007,702
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the three months ended March 31, 2023 and 2022, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$126,582 thousand and NT$36,025 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$80,753 thousand and NT$7,447 thousand were transferred to increase retained earnings, respectively.

As of March 31, 2023 and 2022, the cumulative loss allowance for expected credit loss of NT$40,933 thousand and NT$34,972 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 31 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	March 31, 2023	December 31, 2022	March 31, 2022

Corporate bonds	$95,364,767	$81,041,056	$24,045,849
Commercial paper	12,634,954	48,742,817	-
Less: Allowance for impairment loss	(58,658)	(56,439)	(14,565)

	$107,941,063	$129,727,434	$24,031,284

Current	$73,428,595	$94,600,219	$8,425,386
Noncurrent	34,512,468	35,127,215	15,605,898

	$107,941,063	$129,727,434	$24,031,284

Refer to Note 31 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	March 31, 2023	December 31, 2022	March 31, 2022

Financial assets - current

Fair value hedges
Interest rate futures contracts	$-	$2,329	$78,343
Cash flow hedges
Forward exchange contracts	70	-	-
Forward interest rate contracts	-	-	208,481

	$70	$2,329	$286,824

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$37,929	$813	$-
Cash flow hedges
Forward exchange contracts	1,179	-	-

	$39,108	$813	$-

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

March 31, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	51,300	June 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,247,800	$37,929

December 31, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	74,300	March 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,008,179	$(1,516)

March 31, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	95,100	June 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,849,920	$(78,343)

The effect for the three months ended March 31, 2023 and 2022 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2023	2022

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(18,809)	$118,201
Hedged Items
Financial assets at FVTOCI	18,809	(118,201)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the three months ended March 31, 2023 and 2022, refer to Note 20 (d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The following tables summarize the information relating to the hedges of foreign exchange rate risks and interest rate risks.

March 31, 2023

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward exchange contracts	NT$	230,810	April 2023	$(1,179)

March 31, 2022

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward interest rate contracts	US$	310,000	April 2022	$774,693

The effect for the three months ended March 31, 2023 and 2022 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2023	2022

Hedging Instruments
Forward exchange contracts (capital expenditures)	$38,810	$-
Forward interest rate contracts (issuance of debts)	$-	$695,172

Hedged Items
Forecast transaction (capital expenditures)	$(38,810)	$-
Forecast transaction (issuance of debts)	$-	$(695,172)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2023	December 31, 2022	March 31, 2022

At amortized cost
Notes and accounts receivable	$144,202,743	$222,761,927	$208,021,317
Less: Loss allowance	(203,690)	(331,646)	(407,375)
	143,999,053	222,430,281	207,613,942
At FVTOCI	3,716,072	7,325,606	5,232,949

	$147,715,125	$229,755,887	$212,846,891

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers during the reporting period is due 30 days from the invoice date or 15-30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	March 31, 2023	December 31, 2022	March 31, 2022

Not past due	$141,284,347	$205,053,142	$206,199,341
Past due
Past due within 30 days	6,622,708	24,516,277	7,043,117
Past due over 31 days	11,760	518,114	11,808
Less: Loss allowance	(203,690)	(331,646)	(407,375)

	$147,715,125	$229,755,887	$212,846,891

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Three Months Ended March 31
	2023	2022

Balance, beginning of period	$331,646	$347,020
Provision (Reversal)	(127,950)	60,328
Effect of exchange rate changes	(6)	27

Balance, end of period	$203,690	$407,375

For the three months ended March 31, 2023 and 2022, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	March 31, 2023	December 31, 2022	March 31, 2022

Finished goods	$50,416,137	$54,818,402	$34,078,491
Work in process	120,338,700	125,661,912	138,341,260
Raw materials	25,270,077	20,389,115	11,727,816
Supplies and spare parts	20,043,067	20,279,719	15,971,115

	$216,067,981	$221,149,148	$200,118,682

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Three Months Ended March 31
	2023	2022

Net inventory losses (reversal of write-down of inventories)	$4,152,082	$(61,167)

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	December 31, 2022	March 31, 2022

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,849,037	$13,492,653	$11,969,823	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	9,087,008	8,934,731	7,255,271	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,621,883	3,528,417	3,192,971	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,907,489	1,666,651	1,679,084	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	17,647	19,053	21,859	28%	28%	28%

			$28,483,064	$27,641,505	$24,119,008

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2023	December 31, 2022	March 31, 2022

GUC	$50,656,327	$29,926,918	$23,577,369
VIS	$44,983,256	$35,977,321	$57,795,825
Xintec	$12,018,448	$10,716,449	$14,522,291

14.    PROPERTY, PLANT AND EQUIPMENT

	March 31, 2023	December 31, 2022	March 31, 2022

Assets used by the Company	$2,833,378,579	$2,693,815,688	$2,104,326,119
Assets subject to operating leases	18,313	21,282	4,535

	$2,833,396,892	$2,693,836,970	$2,104,330,654

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions	-	16,677,173	70,677,609	2,471,984	158,612,990	248,439,756
Disposals or retirements	-	(300)	(3,295,447)	(19,938)	-	(3,315,685)
Transfers from assets subject to operating leases	-	-	54,042	-	-	54,042
Transfers to assets subject to operating leases	-	-	(14,592)	-	-	(14,592)
Effect of exchange rate changes	(46,559)	10,161	213,966	(16,358)	(1,510,728)	(1,349,518)

Balance at March 31, 2023	$7,615,258	$653,733,983	$4,363,578,108	$87,463,728	$1,493,944,870	$6,606,335,947

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	321	9,742,436	95,057,649	2,421,717	-	107,222,123
Disposals or retirements	-	(300)	(3,139,302)	(19,922)	-	(3,159,524)
Transfers from assets subject to operating leases	-	-	40,351	-	-	40,351
Transfers to assets subject to operating leases	-	-	(1,702)	-	-	(1,702)
Effect of exchange rate changes	(5,270)	(28,521)	197,714	(14,059)	-	149,864

Balance at March 31, 2023	$551,212	$352,651,974	$3,357,035,590	$61,927,852	$790,740	$3,772,957,368

Carrying amounts at January 1, 2023	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
Carrying amounts at March 31, 2023	$7,064,046	$301,082,009	$1,006,542,518	$25,535,876	$1,493,154,130	$2,833,378,579

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	553,702	6,138,909	82,559,973	2,262,408	143,859,010	235,374,002
Disposals or retirements	-	(718)	(9,809,295)	(46,089)	-	(9,856,102)
Effect of exchange rate changes	99,003	1,425,333	6,163,236	165,124	2,099,307	9,952,003

Balance at March 31, 2022	$7,140,935	$584,161,301	$4,063,663,150	$78,535,613	$739,114,050	$5,472,615,049

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	332	8,911,148	97,030,303	2,299,566	-	108,241,349
Disposals or retirements	-	(590)	(9,186,394)	(45,910)	-	(9,232,894)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	16,696	905,073	5,411,722	125,072	-	6,458,563

Balance at March 31, 2022	$516,854	$315,980,873	$2,996,795,072	$54,205,391	$790,740	$3,368,288,930

Carrying amounts at January 1, 2022	$5,988,404	$270,432,535	$1,081,209,795	$24,327,507	$593,155,733	$1,975,113,974
Carrying amounts at March 31, 2022	$6,624,081	$268,180,428	$1,066,868,078	$24,330,222	$738,323,310	$2,104,326,119

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022, the Company recognized an impairment loss of NT$790,740 thousand for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 23.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	March 31, 2023	December 31, 2022	March 31, 2022

Carrying amounts

Land	$38,709,558	$38,525,856	$29,934,878
Buildings	3,280,548	3,356,700	2,954,237
Machinery and equipment	2,717	2,965	3,384
Office equipment	25,833	28,615	29,647

	$42,018,656	$41,914,136	$32,922,146

	Three Months Ended March 31
	2023	2022

Additions to right-of-use assets	$1,021,233	$1,010,298

Depreciation of right-of-use assets
Land	$605,833	$466,962
Buildings	247,008	219,598
Machinery and equipment	220	202
Office equipment	6,024	5,959

	$859,085	$692,721

b.    Lease liabilities

	March 31, 2023	December 31, 2022	March 31, 2022

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,647,402	$2,603,504	$2,186,386
Noncurrent portion	29,984,875	29,764,097	21,065,933

	$32,632,277	$32,367,601	$23,252,319

Ranges of discount rates for lease liabilities are as follows:

	March 31, 2023	December 31, 2022	March 31, 2022

Land	0.39%-2.30%	0.39%-2.30%	0.39%-2.14%
Buildings	0.39%-5.63%	0.39%-5.63%	0.39%-3.88%
Machinery and equipment	0.71%	0.71%	0.71%
Office equipment	0.28%-4.71%	0.28%-4.71%	0.28%-3.88%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended March 31
	2023	2022

Expenses relating to short-term leases	$509,358	$1,132,590

Total cash outflow for leases	$1,504,907	$1,769,080

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	49,185	457,676	72,337	579,198
Disposals or retirements	-	-	(2,276)	-	(2,276)
Effect of exchange rate changes	(39,514)	(512)	(1,605)	27,349	(14,282)

Balance at March 31, 2023	$5,752,307	$25,807,692	$49,129,589	$11,801,578	$92,491,166

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	706,615	1,242,835	289,815	2,239,265
Disposals or retirements	-	-	(2,276)	-	(2,276)
Effect of exchange rate changes	-	(512)	978	27,501	27,967

Balance at March 31, 2023	$-	$18,402,540	$40,079,931	$9,711,856	$68,194,327

Carrying amounts at January 1, 2023	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
Carrying amounts at March 31, 2023	$5,752,307	$7,405,152	$9,049,658	$2,089,722	$24,296,839
(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	23,836	811,722	47	835,605
Disposals or retirements	-	-	(47,625)	-	(47,625)
Effect of exchange rate changes	125,467	2,561	22,190	3,305	153,523

Balance at March 31, 2022	$5,504,631	$23,560,356	$44,437,244	$11,500,661	$85,002,892

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	679,290	1,193,382	295,126	2,167,798
Disposals or retirements	-	-	(47,625)	-	(47,625)
Effect of exchange rate changes	-	2,561	18,851	1,564	22,976

Balance at March 31, 2022	$-	$15,594,144	$35,286,186	$8,502,511	$59,382,841

Carrying amounts at January 1, 2022	$5,379,164	$8,621,666	$9,529,379	$3,291,488	$26,821,697
Carrying amounts at March 31, 2022	$5,504,631	$7,966,212	$9,151,058	$2,998,150	$25,620,051
(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.7% in its test of impairment as of December 31, 2022 to reflect the relevant specific risk in the cash-generating unit.

17.    SHORT-TERM LOANS

March 31, 2022

Unsecured loans
Amount	$144,550,897

Loan content
JPY (in thousands)	$165,150,000
EUR (in thousands)	3,305,121
Annual interest rate	(0.33)%-0.1%
Maturity date	Due by July 2022

18.    BONDS PAYABLE

	March 31, 2023	December 31, 2022	March 31, 2022

Domestic unsecured bonds	$386,244,000	$379,526,000	$333,896,000
Overseas unsecured bonds	471,541,000	476,051,500	314,578,000
Less: Discounts on bonds payable	(3,047,519)	(3,141,061)	(2,423,779)
Less: Current portion	(6,100,000)	(18,100,000)	(16,400,000)

	$848,637,481	$834,336,439	$629,650,221

The Company issued domestic unsecured bonds for the three months ended March 31, 2023, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

112-1 (Green bond)	A	March 2023 to March 2028	$12,200,000	1.54%	Bullet repayment; interest payable annually
	B	March 2023 to March 2030	2,300,000	1.60%	The same as above
	C	March 2023 to March 2033	4,800,000	1.78%	The same as above

The Company issued domestic unsecured bonds during the period from April 1, 2023 to May 9, 2023, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

112-2 (Green bond)	A	May 2023 to May 2028	$13,100,000	1.60%	Bullet repayment; interest payable annually
	B	May 2023 to May 2030	2,300,000	1.65%	The same as above
	C	May 2023 to May 2033	5,300,000	1.82%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2021 to April 2031	US$	1,500,000	2.25%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above
(Concluded)

19.    LONG-TERM BANK LOANS

	March 31, 2023	December 31, 2022	March 31, 2022

Unsecured loans	$8,133,889	$6,013,333	$3,510,000
Less: Discounts on government grants	(46,221)	(39,397)	(30,619)
Less: Current portion	(1,940,000)	(1,213,889)	(391,667)

	$6,147,668	$4,760,047	$3,087,714

Loan content
Annual interest rate	1.15%-1.65%	1.03%-1.23%	0.40%-0.90%
Maturity date	Due by December 2027	Due by December 2027	Due by September 2026

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.    EQUITY

a.    Capital stock

	March 31, 2023	December 31, 2022	March 31, 2022

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,490	25,930,380	25,931,767
Shares awaiting retirement (in thousands)	(419)	-	-
Capital stock (in thousands)	25,932,071	25,930,380	25,931,767
Issued capital	$259,324,905	$259,303,805	$259,317,675
Share capital awaiting retirement	(4,195)	-	-
Capital stock	$259,320,710	$259,303,805	$259,317,675

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2023 and March 1, 2022, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,110 and 1,387 thousand shares, respectively, with a par value of NT$10. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

For the three months ended March 31, 2023, TSMC reclaimed 419 thousand employee restricted shares which were unvested (classified under share capital awaiting retirement). On May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares and set the same date as the record date for capital reduction. Refer to Note 27 for the information on RSAs.

On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 20 (e) for the information.

As of March 31, 2023, TSMC issued the total number of outstanding ADSs of 1,063,728 thousand units, representing 5,318,639 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	March 31, 2023	December 31, 2022	March 31, 2022

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,406,854	$24,183,645	$24,184,939
From merger	22,803,291	22,803,291	22,804,510
From convertible bonds	8,892,371	8,892,371	8,892,847
(Continued)

	March 31, 2023	December 31, 2022	March 31, 2022

From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	$8,406,282	$8,406,282	$8,406,282
Donations – donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,224,833	4,229,892	129,426
From share of changes in equities of associates	311,972	311,863	307,352
Donations – unclaimed dividend	53,680	53,680	40,475

May not be used for any purpose

Employee restricted shares	783,883	438,029	438,029

	$69,894,441	$69,330,328	$65,215,135
(Concluded)

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2023, 2022 and 2021 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

First Quarter
Resolution Date of TSMC’s	of 2023
Board of Directors in its	May 9,
meeting	2023

Special capital reserve	$3,273,452
Cash dividends to shareholders	$77,796,213
Cash dividends per share (NT$)	$3

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The special capital reserve for 2022 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 6, 2023 (expected).

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Three Months Ended March 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	(5,057,060)	-	-	-	(5,057,060)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	560,353	-	-	560,353
Debt instruments	-	1,212,679	-	-	1,212,679
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(80,753)	-	-	(80,753)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	135,693	-	-	135,693
(Continued)

	Three Months Ended March 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Loss allowance adjustments from debt instruments	$-	$3,509	$-	$-	$3,509
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	20,847	-	20,847
Transferred to initial carrying amount of hedged items	-	-	(40,855)	-	(40,855)
Issuance of shares	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	95,783	95,783
Share of other comprehensive income (loss) of associates	(23,406)	3,737	(8,172)	-	(27,841)
Income tax effect	-	(24)	-	-	$(24)

Balance, end of period	$(16,823,767)	$(8,221,159)	$1,451,001	$(675,338)	$(24,269,263)
(Concluded)

	Three Months Ended March 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	19,485,016	-	-	-	19,485,016
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	315,996	-	-	315,996
Debt instruments	-	(5,246,561)	-	-	(5,246,561)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(7,447)	-	-	(7,447)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	140,778	-	-	140,778
Loss allowance adjustments from debt instruments	-	639	-	-	639
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	693,828	-	693,828
Transferred to initial carrying amount of hedged items	-	-	(2,178)	-	(2,178)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	26,675	26,675
Share of other comprehensive income (loss) of associates	164,459	10,561	33,278	-	208,298
Income tax effect	-	(15)	(47,300)	-	(47,315)

Balance, end of period	$(43,653,886)	$(4,211,739)	$798,164	$(425,224)	$(47,492,685)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. TSMC has completed this share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares and set May 10, 2022 as the record date for capital reduction. The registration for share cancellation was completed on May 20, 2022.

21.    NET REVENUE

a.Disaggregation of revenue from contracts with customers

	Three Months Ended March 31
Product	2023	2022

Wafer	$448,382,905	$438,636,751
Others	60,250,068	52,439,122

	$508,632,973	$491,075,873

	Three Months Ended March 31
Geography	2023	2022

Taiwan	$36,886,003	$64,309,017
United States	306,951,719	306,126,682
China	77,502,023	55,336,614
Europe, the Middle East and Africa	33,960,256	25,880,221
Japan	33,656,867	24,571,176
Others	19,676,105	14,852,163

	$508,632,973	$491,075,873

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended March 31
Platform	2023	2022

High Performance Computing	$225,532,034	$202,245,162
Smartphone	174,372,275	195,999,894
Internet of Things	42,720,430	39,045,775
Automotive	36,022,650	23,731,218
Digital Consumer Electronics	10,929,154	14,478,836
Others	19,056,430	15,574,988

	$508,632,973	$491,075,873

	Three Months Ended March 31
Resolution	2023	2022

5-nanometer	$139,295,477	$86,291,790
7-nanometer	88,841,656	132,325,105
10-nanometer	11,515	3,145
16-nanometer	57,616,256	60,867,539
20-nanometer	3,121,459	2,154,465
28-nanometer	52,057,042	47,447,095
40/45-nanometer	32,631,097	34,029,970
65-nanometer	27,430,079	21,186,906
90-nanometer	8,150,951	9,264,496
0.11/0.13 micron	10,717,815	13,376,585
0.15/0.18 micron	23,463,905	25,523,798
0.25 micron and above	5,045,653	6,165,857

Wafer revenue	$448,382,905	$438,636,751

b.    Contract balances

	March 31, 2023	December 31, 2022	March 31, 2022	January 1, 2022

Contract liabilities (classified under accrued expenses and other current liabilities)	$44,249,039	$70,806,617	$50,674,704	$39,762,588

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$58,163,689 thousand and NT$30,878,412 thousand for the three months ended March 31, 2023 and 2022, respectively.

c.    Temporary receipts from customers

	March 31, 2023	December 31, 2022	March 31, 2022

Current portion (classified under accrued expenses and other current liabilities)	$105,819,011	$107,723,580	$47,557,073
Noncurrent portion (classified under other noncurrent liabilities)	171,783,602	168,399,207	169,649,199

	$277,602,613	$276,122,787	$217,206,272

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

22.    INTEREST INCOME

	Three Months Ended March 31
	2023	2022

Interest income
Cash and cash equivalents	$11,613,730	$991,993
Financial assets at FVTOCI	831,694	540,490
Financial assets at amortized cost	1,172,394	141,396

	$13,617,818	$1,673,879

23.    FINANCE COSTS

	Three Months Ended March 31
	2023	2022

Interest expense
Corporate bonds	$4,211,807	$2,387,309
Lease liabilities	94,049	46,518
Bank loans	21,288	6,621
Others	75	87
Less: Capitalized interest under property, plant and equipment	(1,363,533)	(299,769)

	$2,963,686	$2,140,766

Information about capitalized interest is as follows:

	Three Months Ended March 31
	2023	2022

Capitalization rate	1.08%-3.36%	0.56%-2.64%

24.    OTHER GAINS AND LOSSES, NET

	Three Months Ended March 31
	2023	2022

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(135,693)	$(140,778)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	1,170,738	(372,903)
The accrual of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(3,509)	(639)
Financial assets at amortized cost	(2,655)	(11,129)
Other gains, net	271,397	257,153

	$1,300,278	$(268,296)
25.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2023	2022
Current income tax expense
Current tax expense recognized in the current period	$38,106,332	$28,676,190
Income tax adjustments on prior years	2,299	(33,608)
Other income tax adjustments	64,866	40,467
	38,173,497	28,683,049
Deferred income tax benefit
The origination and reversal of temporary differences	(847,602)	(3,774,727)
Investment tax credits	-	(950,000)
	(847,602)	(4,724,727)

Income tax expense recognized in profit or loss	$37,325,895	$23,958,322

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2021. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.    EARNINGS PER SHARE

	Three Months Ended March 31
	2023	2022

Basic EPS	$7.98	$7.82
Diluted EPS	$7.98	$7.82
EPS is computed as follows:

	Three Months Ended March 31
	2023	2022

Basic EPS
Net income available to common shareholders of the parent	$206,986,561	$202,732,975
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,088	25,929,791
Basic EPS (in dollars)	$7.98	$7.82

Diluted EPS
Net income available to common shareholders of the parent	$206,986,561	$202,732,975
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,088	25,929,791
Effects of all dilutive potential common shares (in thousands)	288	43

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,376	25,929,834
Diluted EPS (in dollars)	$7.98	$7.82

27.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,110	1,387
Eligible employees	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:
1)    The RSAs granted to eligible employees can only be vested if the employee remains employed by the Company on the last date of each vesting period;
    during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and
    certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

    During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

    Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	-	1,387
Issuance of stocks	2,110	-
Vested shares	-	(274)
Shares awaiting retirement	-	(419)

Balance, end of period	2,110	694

Weighted-average fair value of RSAs (in dollars)	$277.71	$325.81

The RSAs in each year is measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2022 RSAs	2021 RSAs
	March 1, 2023	March 1, 2022

Stock price at measurement date (in dollars)	$511	$604
Expected price volatility	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years
Risk-free interest rate	1.06%	0.57%

Refer to Note 28 for the compensation costs of the RSAs recognized by TSMC.

On February 14, 2023, TSMC’s Board of Directors approved the issuance of RSAs for year 2023 of no more than 6,249 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders’ meeting and by the competent authority.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	400	236
Grant date	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Three Months Ended March 31
	2023		2022
	2022 Plan	2021 Plan	2021 Plan

Stock price at measurement date (in dollars)	$525	$525	$581
Expected price volatility	27.32%-28.09%	27.32%-28.09%	25.57%-28.66%
Residual life	1-3 years	1-2 years	1-3 years
Risk-free interest rate	1.08%	1.07%	0.65%

Refer to Note 28 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of March 31, 2023, December 31, 2022 and March 31, 2022, the liabilities under cash-settled share-based payment arrangement amounted to NT$23,379 thousand, NT$30,757 thousand and NT$5,400 thousand, respectively.

28.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2023	2022

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$100,833,822	$101,657,688
Recognized in operating expenses	7,247,386	7,276,382
Recognized in other operating income and expenses	2,168	195

	$108,083,376	$108,934,265

b. Amortization of intangible assets

Recognized in cost of revenue	$1,567,430	$1,502,075
Recognized in operating expenses	671,835	665,723

	$2,239,265	$2,167,798

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,260,781	$1,041,302
Defined benefit plans	70,337	52,174
	1,331,118	1,093,476
Share-based payments
Equity-settled	100,772	27,453
Cash-settled	17,610	5,400
	118,382	32,853
Other employee benefits	56,363,055	48,920,997

	$57,812,555	$50,047,326

Employee benefits expense summarized by function
Recognized in cost of revenue	$33,075,129	$29,725,863
Recognized in operating expenses	24,737,426	20,321,463

	$57,812,555	$50,047,326

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended March 31
	2023	2022

Profit sharing bonus to employees	$12,363,840	$12,110,919

TSMC’s profit sharing bonus to employees and compensation to directors for 2022 and 2021 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2022	2021

Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Profit sharing bonus to employees	$60,702,047	$35,601,449
Compensation to directors	$690,128	$487,537

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2022 and 2021, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.    GOVERNMENT GRANTS

Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the three months ended March 31, 2023 and 2022, TSMC received a total of NT$1,768,032 thousand and NT$67,629 thousand as government grants, respectively.

30.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Three Months Ended March 31
	2023	2022

Additions of financial assets at FVTOCI	$15,379,183	$30,280,302
Conversion of convertible bonds into equity securities	(145,144)	-
Changes in accrued expenses and other current liabilities	(1,384,524)	7,554,105

Payments for acquisition of financial assets at FVTOCI	$13,849,515	$37,834,407

Disposal of financial assets at FVTOCI	$8,604,122	$27,632,125
Changes in other financial assets	148,556	1,621,900

Proceeds from disposal of financial assets at FVTOCI	$8,752,678	$29,254,025

Additions of property, plant and equipment	$248,439,756	$235,374,002
Changes in other financial assets	44,431	2,712,702
Changes in payables to contractors and equipment suppliers	55,312,090	24,209,821
Changes in accrued expenses and other current liabilities	25,895	137,963
Transferred to initial carrying amount of hedged items	39,989	-
Capitalized interests	(1,363,533)	(299,769)

Payments for acquisition of property, plant and equipment	$302,498,628	$262,134,719

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2023

Bonds payable	$852,436,439	$7,279,726	$(5,064,957)	$-	$86,273	$854,737,481
Long-term bank loans	5,973,936	2,120,556	-	-	(6,824)	8,087,668
Lease liabilities	32,367,601	(800,691)	(20,440)	991,758	94,049	32,632,277

Total	$890,777,976	$8,599,591	$(5,085,397)	$991,758	$173,498	$895,457,426

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2022

Short-term loans	$114,921,333	$30,529,474	$(639,610)	$-	$(260,300)	$144,550,897
Bonds payable	614,470,652	19,578,800	11,940,274	-	60,495	646,050,221
Long-term bank loans	3,475,798	-	-	-	3,583	3,479,381
Lease liabilities	22,940,665	(568,784)	44,580	789,340	46,518	23,252,319

Total	$755,808,448	$49,539,490	$11,345,244	$789,340	$(149,704)	$817,332,818

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and discounts on short-term loans.

31.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	March 31, 2023	December 31, 2022	March 31, 2022

Financial assets
FVTPL (Note 1)	$982,014	$1,070,398	$758,452
FVTOCI (Note 2)	140,175,196	136,483,349	132,240,651
Hedging financial assets	70	2,329	286,824
Amortized cost (Note 3)	1,668,048,597	1,727,306,556	1,404,191,057

	$1,809,205,877	$1,864,862,632	$1,537,476,984

Financial liabilities
FVTPL (Note 4)	$620,967	$116,215	$2,203,138
Hedging financial liabilities	39,108	813	-
Amortized cost (Note 5)	1,607,713,349	1,669,270,659	1,424,821,862

	$1,608,373,424	$1,669,387,687	$1,427,025,000

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net), equity and debt investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:    Held for trading.

Note 5:    Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the three months ended March 31, 2023 and 2022, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,407,753 thousand and NT$264,924 thousand respectively, and decreased its other comprehensive income NT$18,360 thousand for the three months ended March 31, 2023, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,213,620 thousand and NT$3,866,513 thousand for the three months ended March 31, 2023 and 2022, respectively.

All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the three months ended March 31, 2023 and 2022, the other comprehensive income would have decreased by NT$576,538 thousand and NT$641,086 thousand, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2023, December 31, 2022 and March 31, 2022, the Company’s ten largest customers accounted for 80%, 82% and 77% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the three months ended March 31, 2023 and 2022, the expected credit loss increased NT$5,369 thousand and NT$13,251 thousand, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2023

Non-derivative financial liabilities

Accounts payable (including related parties)	$47,381,949	$-	$-	$-	$47,381,949
Payables to contractors and equipment suppliers	157,374,807	-	-	-	157,374,807
Accrued expenses and other current liabilities	214,088,556	-	-	-	214,088,556
Bonds payable	22,784,674	99,632,080	337,009,808	613,522,458	1,072,949,020
Long-term bank loans	2,035,280	4,985,139	1,326,324	-	8,346,743
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,971,874	5,432,015	4,817,464	22,753,498	35,974,851
Others	-	167,156,388	13,914,100	1,301,301	182,371,789
	446,637,140	277,205,622	357,067,696	637,577,257	1,718,487,715

Derivative financial instruments

Forward exchange contracts
Outflows	133,863,296	-	-	-	133,863,296
Inflows	(134,340,014)	-	-	-	(134,340,014)
	(476,718)	-	-	-	(476,718)

	$446,160,422	$277,205,622	$357,067,696	$637,577,257	$1,718,010,997
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$56,522,345	$-	$-	$-	$56,522,345
Payables to contractors and equipment suppliers	213,499,613	-	-	-	213,499,613
Accrued expenses and other current liabilities	219,587,908	-	-	-	219,587,908
Bonds payable	34,668,909	94,869,159	320,211,460	625,049,539	1,074,799,067
Long-term bank loans	1,278,130	3,533,152	1,360,549	-	6,171,831
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,999,840	5,367,809	4,754,007	22,589,117	35,710,773
Others	-	166,266,718	10,518,481	783,182	177,568,381
	528,556,745	270,036,838	336,844,497	648,421,838	1,783,859,918

Derivative financial instruments

Forward exchange contracts
Outflows	103,617,399	-	-	-	103,617,399
Inflows	(104,600,085)	-	-	-	(104,600,085)
	(982,686)	-	-	-	(982,686)

	$527,574,059	$270,036,838	$336,844,497	$648,421,838	$1,782,877,232

March 31, 2022

Non-derivative financial liabilities

Short-term loans	$144,319,482	$-	$-	$-	$144,319,482
Accounts payable (including related parties)	50,104,079	-	-	-	50,104,079
Payables to contractors and equipment suppliers	122,915,512	-	-	-	122,915,512
Accrued expenses and other current liabilities	133,188,535	-	-	-	133,188,535
Bonds payable	25,950,667	34,548,367	217,114,383	511,136,444	788,749,861
Long-term bank loans	408,541	2,312,035	831,241	-	3,551,817
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,393,049	4,063,304	3,506,271	14,712,410	24,675,034
Others	-	179,498,305	1,612,212	-	181,110,517
	479,279,865	220,422,011	223,064,107	525,848,854	1,448,614,837

Derivative financial instruments

Forward exchange contracts
Outflows	164,383,214	-	-	-	164,383,214
Inflows	(163,176,210)	-	-	-	(163,176,210)
	1,207,004	-	-	-	1,207,004

	$480,486,869	$220,422,011	$223,064,107	$525,848,854	$1,449,821,841
(Concluded)

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

March 31, 2023

Lease liabilities	$10,355,651	$7,377,241	$4,300,707	$719,899	$22,753,498

December 31, 2022

Lease liabilities	$10,241,734	$7,329,012	$4,233,886	$784,485	$22,589,117

March 31, 2022

Lease liabilities	$7,640,579	$5,055,506	$1,920,759	$95,566	$14,712,410

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

    Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

    Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

    Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$860,326	$-	$860,326
Convertible bonds	-	-	121,688	121,688

	$-	$860,326	$121,688	$982,014
(Continued)

	March 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$68,601,115	$-	$68,601,115
Agency bonds/Agency mortgage-backed securities	-	31,299,500	-	31,299,500
Government bonds	19,886,403	39,485	-	19,925,888
Asset-backed securities	-	9,425,896	-	9,425,896
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,918,090	6,918,090
Publicly traded stocks	288,635	-	-	288,635
Notes and accounts receivable, net	-	3,716,072	-	3,716,072

	$20,175,038	$113,082,068	$6,918,090	$140,175,196

Hedging financial assets

Cash flow hedges
Forward exchange contracts	$-	$70	$-	$70

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$620,967	$-	$620,967

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$37,929	$-	$-	$37,929
Cash flow hedges
Forward exchange contracts	-	1,179	-	1,179

	$37,929	$1,179	$-	$39,108
(Concluded)

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$947,546	$-	$947,546
Convertible bonds	-	-	122,852	122,852

	$-	$947,546	$122,852	$1,070,398

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,116,166	$-	$66,116,166
Agency bonds/Agency mortgage-backed securities	-	28,399,890	-	28,399,890
Government bonds	18,845,577	84,347	-	18,929,924
Asset-backed securities	-	9,274,697	-	9,274,697
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,159,200	6,159,200
Publicly traded stocks	277,866	-	-	277,866
Notes and accounts receivable, net	-	7,325,606	-	7,325,606

	$19,123,443	$111,200,706	$6,159,200	$136,483,349
(Continued)

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$2,329	$-	$-	$2,329

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$116,215	$-	$116,215

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$813	$-	$-	$813
(Concluded)

	March 31, 2022
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$758,452	$-	$758,452

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$59,119,180	$-	$59,119,180
Agency bonds/Agency mortgage-backed securities	-	32,024,446	-	32,024,446
Government bonds	20,312,877	79,790	-	20,392,667
Asset-backed securities	-	8,938,231	-	8,938,231
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,011,937	6,011,937
Publicly traded stocks	521,241	-	-	521,241
Notes and accounts receivable, net	-	5,232,949	-	5,232,949

	$20,834,118	$105,394,596	$6,011,937	$132,240,651

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$78,343	$-	$-	$78,343
Cash flow hedges
Forward interest rate contract	-	208,481	-	208,481

	$78,343	$208,481	$-	$286,824

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$2,203,138	$-	$2,203,138

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the three months ended March 31, 2023 and 2022 are as follows:

	Three Months Ended March 31
	2023	2022

Balance, beginning of period	$6,282,052	$5,887,892
Additions	365,076	-
Recognized in profit or loss	23,452	-
Recognized in other comprehensive income or loss	420,588	101,879
Disposals and proceeds from return of capital of investments	(1,455)	-
Transfers out of level 3 (Note)	-	(139,770)
Effect of exchange rate changes	(49,935)	161,936

Balance, end of period	$7,039,778	$6,011,937

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

    The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

    The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

    The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On March 31, 2023, December 31, 2022 and March 31, 2022, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$53,518 thousand, NT$48,704 thousand and NT$53,913 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible bonds are prior transaction prices.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	March 31, 2023
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$95,310,895	$94,181,150
Commercial paper	12,630,168	12,676,995

	$107,941,063	$106,858,145
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$854,737,481	$780,610,166

	December 31, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$80,994,958	$80,236,142
Commercial paper	48,732,476	48,882,028

	$129,727,434	$129,118,170
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$852,436,439	$765,301,535

	March 31, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$24,031,284	$23,863,002

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$646,050,221	$611,593,356

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

32.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties

b.    Net revenue

		Three Months Ended March 31
		2023	2022

Item	Related Party Categories

Net revenue from sale of goods	Associates	$3,861,991	$2,284,204

c.    Purchases

	Three Months Ended March 31
	2023	2022

Related Party Categories

Associates	$1,353,968	$1,477,741

d.    Receivables from related parties

		March 31, 2023	December 31, 2022	March 31, 2022

Item	Related Party Name

Receivables from	GUC	$254,410	$1,471,351	$449,272
related parties	Xintec	78,144	112,607	131,738

		$332,554	$1,583,958	$581,010
(Continued)

		March 31, 2023	December 31, 2022	March 31, 2022

Other receivables	SSMC	$62,927	$68,277	$53,055
from related	TSMC Charity Foundation	11,113	-	-
parties	Others	2,568	698	5,110

		$76,608	$68,975	$58,165
(Concluded)

e.    Payables to related parties

		March 31, 2023	December 31, 2022	March 31, 2022

Item	Related Party Name

Payables to related	Xintec	$692,047	$1,047,452	$836,481
parties	SSMC	302,455	385,979	467,114
	VIS	71,004	190,587	134,026
	Others	14,258	18,619	13,275

		$1,079,764	$1,642,637	$1,450,896

f.    Accrued expenses and other current liabilities

		March 31, 2023	December 31, 2022	March 31, 2022

Item	Related Party Categories

Contract liabilities	Associates	$900,284	$1,075,659	$595,645

g.    Others

		Three Months Ended March 31
		2023	2022

Item	Related Party Categories

Manufacturing expenses	Associates	$941,836	$1,274,569

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2023	2022

Short-term employee benefits	$769,289	$881,184
Post-employment benefits	965	812
Share-based payments	107,260	31,594

	$877,514	$913,590

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

33.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of March 31, 2023, December 31, 2022 and March 31, 2022, the aforementioned other financial assets amounted to NT$121,565 thousand, NT$129,138 thousand and NT$206,766 thousand, respectively.

34.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.    Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.    Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.    In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

d.    TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.    TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.    TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.    Amounts available under unused letters of credit as of March 31, 2023, December 31, 2022 and March 31, 2022 were NT$380,336 thousand, NT$383,974 thousand and NT$141,274 thousand, respectively.

h.    The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of March 31, 2023, December 31, 2022 and March 31, 2022, the aforementioned guarantee amounted to NT$7,854,413 thousand, NT$7,623,262 thousand, and NT$6,074,803 thousand, respectively.

35.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2023

Financial assets

Monetary items
USD	$11,917,345	30.422		$362,549,455
USD	689,462	6.871	(Note2)	20,974,820
EUR	12,187	33.221		404,850
JPY	105,372,697	0.2295		24,183,034
JPY	5,781,362	0.0518	(Note3)	1,326,823

Financial liabilities

Monetary items
USD	14,664,805	30.422		446,132,711
EUR	1,178,509	33.221		39,151,260
JPY	101,796,719	0.2295		23,362,347
JPY	7,316,991	0.0518	(Note3)	1,679,250
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2022

Financial assets

Monetary items
USD	$15,214,896	30.713		$467,295,097
EUR	8,375	32.838		275,006
EUR	29,161	7.432	(Note4)	957,587
JPY	133,034,271	0.2331		31,010,288

Financial liabilities

Monetary items
USD	15,190,659	30.713		466,550,704
EUR	2,375,378	32.838		78,002,647
JPY	134,608,488	0.2331		31,377,239

March 31, 2022

Financial assets

Monetary items
USD	13,309,593	28.598		380,627,746
USD	1,350,993	6.343	(Note2)	38,635,702
EUR	42,827	31.958		1,368,665
JPY	2,957,023	0.2357		696,970

Financial liabilities

Monetary items
USD	12,961,280	28.598		370,666,688
EUR	1,894,115	31.958		60,532,140
JPY	256,572,297	0.2357		60,474,090
JPY	14,538,105	0.0523	(Note3)	3,426,631
(Concluded)
Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.
Note 2:    The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.
Note 3:    The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.
Note 4:    The exchange rate represents the number of RMB for which one Euro could be exchanged.
Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2023 and 2022, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.    Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.    Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.    Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.    Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.    Information on investment in mainland China

1)    The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)    Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.    Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

37.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1 and 2)	Financing Company’s Total Financing Amount Limits (Note 1 and 2)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	91,266,000 3,000,000)		$ (US$	91,266,000 3,000,000)			$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$307,823,396	$615,646,792
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	(RMB (US$	73,946,420 8,800,000 1,150,000	)& )	(RMB (US$	63,298,720 8,800,000 800,000	)& )	(RMB (US$	49,608,820 8,800,000 350,000	)& )	0.75%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	90,303,289	90,303,289

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$769,558,490	$ (US$	2,531,515 83,213)	$ (US$	2,531,515 83,213)	$ (US$	2,531,515 83,213)	$-	0.08%	$769,558,490	Yes	No	No
		TSMC Global	Subsidiary	769,558,490	(US$	228,165,000 7,500,000)	(US$	228,165,000 7,500,000)	(US$	228,165,000 7,500,000)	-	7.41%	769,558,490	Yes	No	No
		TSMC Arizona	Subsidiary	769,558,490	(US$	366,050,281 12,032,420)	(US$	366,050,281 12,032,420)	(US$	244,362,281 8,032,420)	-	11.89%	769,558,490	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	337,645	(JPY	302,940 1,320,000)	(JPY	302,940 1,320,000)	(JPY	302,940 1,320,000)	-	0.01%	337,645	No	No	No

Note 1:    The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

March 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	-	Financial assets at amortized cost	600	$5,965,338		N/A	$5,998,052
	Cathay Financial Holding Co., Ltd.	-	〃	270	2,686,071		N/A	2,688,415
	Nan Ya Plastics Corporation	-	〃	250	2,488,190		N/A	2,491,651
	CPC Corporation, Taiwan	-	〃	150	1,490,569		N/A	1,498,878

	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230	447,197		10	447,197
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	414,960		7	414,960
	Global Investment Holding Inc.	-	〃	10,442	105,868		6	105,868
	Crimson Asia Capital	-	〃	-	-		1	-

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	33,398	6	US$	33,398
	China Walden Venture Investments II, L.P.	-	〃	-	US$	21,956	9	US$	21,956
	China Walden Venture Investments III, L.P.	-	〃	-	US$	13,090	4	US$	13,090
	Tela Innovations	-	〃	6,942	-		22	-

	Publicly traded stocks
	Movella Holdings Inc.	-	Financial assets at fair value through other comprehensive income	3,095	US$	4,210	6	US$	4,210

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	79,873	N/A	US$	79,873
	Morgan Stanley	-	〃	-	US$	74,451	N/A	US$	74,451
	Wells Fargo & Company	-	〃	-	US$	63,433	N/A	US$	63,433
	Citigroup Inc.	-	〃	-	US$	56,943	N/A	US$	56,943
	The Goldman Sachs Group, Inc.	-	〃	-	US$	49,918	N/A	US$	49,918
	JPMorgan Chase & Co.	-	〃	-	US$	44,015	N/A	US$	44,015
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	38,966	N/A	US$	38,966
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	36,653	N/A	US$	36,653
	AbbVie Inc.	-	〃	-	US$	29,950	N/A	US$	29,950
	HSBC Holdings plc	-	〃	-	US$	29,819	N/A	US$	29,819
	Oracle Corporation	-	〃	-	US$	27,508	N/A	US$	27,508
	Banco Santander, S.A.	-	〃	-	US$	26,112	N/A	US$	26,112
	Metropolitan Life Global Funding I	-	〃	-	US$	24,536	N/A	US$	24,536
	Athene Global Funding	-	〃	-	US$	22,357	N/A	US$	22,357
	Royal Bank of Canada	-	〃	-	US$	21,457	N/A	US$	21,457
	Principal Life Global Funding II	-	〃	-	US$	19,969	N/A	US$	19,969
	The Toronto-Dominion Bank	-	〃	-	US$	19,519	N/A	US$	19,519
	Equitable Financial Life Global Funding	-	〃	-	US$	18,489	N/A	US$	18,489

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nordea Bank Abp	-	Financial assets at fair value through other comprehensive income	-	US$	18,354	N/A	US$	18,354
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	18,144	N/A	US$	18,144
	BNP Paribas SA	-	〃	-	US$	17,925	N/A	US$	17,925
	BPCE SA	-	〃	-	US$	17,446	N/A	US$	17,446
	Guardian Life Global Funding	-	〃	-	US$	16,683	N/A	US$	16,683
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	15,846	N/A	US$	15,846
	Barclays PLC	-	〃	-	US$	15,625	N/A	US$	15,625
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	15,407	N/A	US$	15,407
	NatWest Markets Plc	-	〃	-	US$	15,358	N/A	US$	15,358
	Amgen Inc.	-	〃	-	US$	15,319	N/A	US$	15,319
	Bank of Montreal	-	〃	-	US$	15,283	N/A	US$	15,283
	Hyundai Capital America	-	〃	-	US$	14,833	N/A	US$	14,833
	Protective Life Global Funding	-	〃	-	US$	14,320	N/A	US$	14,320
	Nationwide Building Society	-	〃	-	US$	13,929	N/A	US$	13,929
	NTT Finance Corporation	-	〃	-	US$	13,878	N/A	US$	13,878
	Société Générale Société anonyme	-	〃	-	US$	13,815	N/A	US$	13,815
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	13,512	N/A	US$	13,512
	John Deere Capital Corporation	-	〃	-	US$	13,467	N/A	US$	13,467
	Mizuho Financial Group, Inc.	-	〃	-	US$	13,430	N/A	US$	13,430
	Nomura Holdings, Inc.	-	〃	-	US$	13,159	N/A	US$	13,159
	Standard Chartered PLC	-	〃	-	US$	13,130	N/A	US$	13,130
	Santander UK Group Holdings plc	-	〃	-	US$	13,103	N/A	US$	13,103
	UnitedHealth Group Incorporated	-	〃	-	US$	13,000	N/A	US$	13,000
	ING Groep N.V.	-	〃	-	US$	12,944	N/A	US$	12,944
	The Bank of Nova Scotia	-	〃	-	US$	12,606	N/A	US$	12,606
	Capital One Financial Corporation	-	〃	-	US$	12,549	N/A	US$	12,549
	Apple Inc.	-	〃	-	US$	12,445	N/A	US$	12,445
	Credit Agricole SA London Branch	-	〃	-	US$	12,405	N/A	US$	12,405
	Toyota Motor Credit Corporation	-	〃	-	US$	11,692	N/A	US$	11,692
	Deutsche Bank AG - New York Branch	-	〃	-	US$	11,066	N/A	US$	11,066
	National Securities Clearing Corporation	-	〃	-	US$	10,975	N/A	US$	10,975
	Verizon Communications Inc.	-	〃	-	US$	10,874	N/A	US$	10,874
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	10,762	N/A	US$	10,762
	UBS Group AG	-	〃	-	US$	10,613	N/A	US$	10,613
	AT&T Inc.	-	〃	-	US$	10,605	N/A	US$	10,605
	Lloyds Banking Group plc	-	〃	-	US$	10,542	N/A	US$	10,542
	S&P Global Inc.	-	〃	-	US$	10,452	N/A	US$	10,452
	Enel Finance International N.V.	-	〃	-	US$	10,341	N/A	US$	10,341
	The Bank of New York Mellon Corporation	-	〃	-	US$	10,315	N/A	US$	10,315
	CVS Health Corporation	-	〃	-	US$	10,016	N/A	US$	10,016
	Macquarie Group Limited	-	〃	-	US$	9,887	N/A	US$	9,887
	U.S. Bancorp	-	〃	-	US$	9,701	N/A	US$	9,701
	Intel Corporation	-	〃	-	US$	9,628	N/A	US$	9,628
	Danske Bank A/S	-	〃	-	US$	9,535	N/A	US$	9,535
	Fifth Third Bancorp	-	〃	-	US$	9,420	N/A	US$	9,420
	Fiserv, Inc.	-	〃	-	US$	9,214	N/A	US$	9,214
	GSK Consumer Healthcare Capital US LLC	-	〃	-	US$	9,160	N/A	US$	9,160
	Roper Technologies, Inc.	-	〃	-	US$	9,152	N/A	US$	9,152
	Exelon Corporation	-	〃	-	US$	9,047	N/A	US$	9,047

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Amazon.com, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	8,956	N/A	US$	8,956
	Equinor ASA	-	〃	-	US$	8,923	N/A	US$	8,923
	Merck & Co., Inc.	-	〃	-	US$	8,810	N/A	US$	8,810
	Citizens Bank, National Association	-	〃	-	US$	8,766	N/A	US$	8,766
	American Express Company	-	〃	-	US$	8,613	N/A	US$	8,613
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	8,583	N/A	US$	8,583
	Lowe's Companies, Inc.	-	〃	-	US$	7,991	N/A	US$	7,991
	Equifax Inc.	-	〃	-	US$	7,884	N/A	US$	7,884
	Constellation Energy Generation, LLC	-	〃	-	US$	7,864	N/A	US$	7,864
	AstraZeneca Finance LLC	-	〃	-	US$	7,850	N/A	US$	7,850
	Daimler Trucks Finance North America LLC	-	〃	-	US$	7,838	N/A	US$	7,838
	New York Life Global Funding	-	〃	-	US$	7,749	N/A	US$	7,749
	Truist Financial Corporation	-	〃	-	US$	7,731	N/A	US$	7,731
	KfW	-	〃	-	US$	7,718	N/A	US$	7,718
	International Bank for Reconstruction and Development	-	〃	-	US$	7,663	N/A	US$	7,663
	Inter-American Development Bank	-	〃	-	US$	7,422	N/A	US$	7,422
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,421	N/A	US$	7,421
	Suncorp-Metway Limited	-	〃	-	US$	7,338	N/A	US$	7,338
	Northwestern Mutual Global Funding	-	〃	-	US$	6,939	N/A	US$	6,939
	Chevron Corporation	-	〃	-	US$	6,899	N/A	US$	6,899
	Southern California Edison Company	-	〃	-	US$	6,899	N/A	US$	6,899
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,668	N/A	US$	6,668
	AstraZeneca PLC	-	〃	-	US$	6,623	N/A	US$	6,623
	Intuit Inc.	-	〃	-	US$	6,566	N/A	US$	6,566
	Comcast Corporation	-	〃	-	US$	6,536	N/A	US$	6,536
	Roche Holdings, Inc.	-	〃	-	US$	6,454	N/A	US$	6,454
	Cargill, Incorporated	-	〃	-	US$	6,430	N/A	US$	6,430
	Prudential Funding Corp.	-	〃	-	US$	6,407	N/A	US$	6,407
	The East Ohio Gas Company	-	〃	-	US$	6,391	N/A	US$	6,391
	MPLX LP	-	〃	-	US$	6,375	N/A	US$	6,375
	AIG Global Funding	-	〃	-	US$	6,338	N/A	US$	6,338
	Nutrien Ltd.	-	〃	-	US$	6,272	N/A	US$	6,272
	B.A.T Capital Corporation	-	〃	-	US$	6,063	N/A	US$	6,063
	Ameren Corporation	-	〃	-	US$	6,012	N/A	US$	6,012
	Eversource Energy	-	〃	-	US$	6,000	N/A	US$	6,000
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	5,936	N/A	US$	5,936
	Exxon Mobil Corporation	-	〃	-	US$	5,809	N/A	US$	5,809
	Elevance Health, Inc.	-	〃	-	US$	5,768	N/A	US$	5,768
	Huntington Bancshares Incorporated	-	〃	-	US$	5,724	N/A	US$	5,724
	Philip Morris International Inc.	-	〃	-	US$	5,700	N/A	US$	5,700
	Take-Two Interactive Software, Inc.	-	〃	-	US$	5,700	N/A	US$	5,700
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	5,676	N/A	US$	5,676
	Anheuser-Busch Companies, LLC	-	〃	-	US$	5,638	N/A	US$	5,638
	Fox Corporation	-	〃	-	US$	5,623	N/A	US$	5,623
	Scentre Group Trust 1	-	〃	-	US$	5,607	N/A	US$	5,607
	Macquarie Bank Limited	-	〃	-	US$	5,579	N/A	US$	5,579
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,561	N/A	US$	5,561
	WEC Energy Group, Inc.	-	〃	-	US$	5,546	N/A	US$	5,546
	WPP Finance 2010	-	〃	-	US$	5,486	N/A	US$	5,486

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Pacific Life Global Funding II	-	Financial assets at fair value through other comprehensive income	-	US$	5,419	N/A	US$	5,419
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,390	N/A	US$	5,390
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,387	N/A	US$	5,387
	UBS AG, London Branch	-	〃	-	US$	5,362	N/A	US$	5,362
	ASB Bank Limited	-	〃	-	US$	5,302	N/A	US$	5,302
	Alabama Power Company	-	〃	-	US$	5,298	N/A	US$	5,298
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,287	N/A	US$	5,287
	Huntington National Bank	-	〃	-	US$	5,243	N/A	US$	5,243
	The Charles Schwab Corporation	-	〃	-	US$	5,206	N/A	US$	5,206
	Cox Communications, Inc.	-	〃	-	US$	5,131	N/A	US$	5,131
	NiSource Inc.	-	〃	-	US$	5,129	N/A	US$	5,129
	Bristol-Myers Squibb Company	-	〃	-	US$	5,118	N/A	US$	5,118
	ERAC USA Finance LLC	-	〃	-	US$	5,096	N/A	US$	5,096
	Dollar General Corporation	-	〃	-	US$	5,021	N/A	US$	5,021
	Southwest Airlines Co.	-	〃	-	US$	4,969	N/A	US$	4,969
	Five Corners Funding Trust	-	〃	-	US$	4,968	N/A	US$	4,968
	Pioneer Natural Resources Company	-	〃	-	US$	4,938	N/A	US$	4,938
	GA Global Funding Trust	-	〃	-	US$	4,933	N/A	US$	4,933
	Ventas Realty, Limited Partnership	-	〃	-	US$	4,923	N/A	US$	4,923
	CGI Inc.	-	〃	-	US$	4,784	N/A	US$	4,784
	Brookfield Finance Inc.	-	〃	-	US$	4,634	N/A	US$	4,634
	CRH America, Inc.	-	〃	-	US$	4,526	N/A	US$	4,526
	Virginia Electric and Power Company	-	〃	-	US$	4,511	N/A	US$	4,511
	Florida Power & Light Company	-	〃	-	US$	4,499	N/A	US$	4,499
	Lundin Energy Finance BV	-	〃	-	US$	4,486	N/A	US$	4,486
	HP Inc.	-	〃	-	US$	4,485	N/A	US$	4,485
	CenterPoint Energy, Inc.	-	〃	-	US$	4,419	N/A	US$	4,419
	W. P. Carey Inc.	-	〃	-	US$	4,413	N/A	US$	4,413
	CNH Industrial Capital LLC	-	〃	-	US$	4,279	N/A	US$	4,279
	Bank of New Zealand	-	〃	-	US$	4,259	N/A	US$	4,259
	Stryker Corporation	-	〃	-	US$	4,228	N/A	US$	4,228
	Nestlé Holdings, Inc.	-	〃	-	US$	4,202	N/A	US$	4,202
	Brighthouse Financial Global Funding	-	〃	-	US$	4,157	N/A	US$	4,157
	F&G Global Funding	-	〃	-	US$	4,055	N/A	US$	4,055
	Korea Electric Power Corporation	-	〃	-	US$	4,047	N/A	US$	4,047
	Canadian Imperial Bank of Commerce	-	〃	-	US$	4,008	N/A	US$	4,008
	CNO Global Funding	-	〃	-	US$	3,923	N/A	US$	3,923
	Element Fleet Management Corp.	-	〃	-	US$	3,905	N/A	US$	3,905
	AvalonBay Communities, Inc.	-	〃	-	US$	3,903	N/A	US$	3,903
	European Bank for Reconstruction and Development	-	〃	-	US$	3,840	N/A	US$	3,840
	Mondelez International, Inc.	-	〃	-	US$	3,799	N/A	US$	3,799
	Coöperatieve Rabobank U.A.	-	〃	-	US$	3,795	N/A	US$	3,795
	7-Eleven, Inc.	-	〃	-	US$	3,701	N/A	US$	3,701
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,689	N/A	US$	3,689
	Appalachian Power Company	-	〃	-	US$	3,619	N/A	US$	3,619
	Fortinet, Inc.	-	〃	-	US$	3,574	N/A	US$	3,574
	Public Storage	-	〃	-	US$	3,546	N/A	US$	3,546
	Parker-Hannifin Corporation	-	〃	-	US$	3,520	N/A	US$	3,520
	V.F. Corporation	-	〃	-	US$	3,506	N/A	US$	3,506

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Jackson National Life Global Funding	-	Financial assets at fair value through other comprehensive income	-	US$	3,475	N/A	US$	3,475
	DNB Bank ASA	-	〃	-	US$	3,460	N/A	US$	3,460
	BorgWarner Inc.	-	〃	-	US$	3,432	N/A	US$	3,432
	Ryder System, Inc.	-	〃	-	US$	3,431	N/A	US$	3,431
	Monongahela Power Company	-	〃	-	US$	3,408	N/A	US$	3,408
	Baxter International Inc.	-	〃	-	US$	3,397	N/A	US$	3,397
	Kimco Realty Corporation	-	〃	-	US$	3,395	N/A	US$	3,395
	Starbucks Corporation	-	〃	-	US$	3,368	N/A	US$	3,368
	Diageo Capital plc	-	〃	-	US$	3,345	N/A	US$	3,345
	Ross Stores, Inc.	-	〃	-	US$	3,276	N/A	US$	3,276
	Highmark Inc.	-	〃	-	US$	3,237	N/A	US$	3,237
	Realty Income Corporation	-	〃	-	US$	3,220	N/A	US$	3,220
	Pfizer Inc.	-	〃	-	US$	3,217	N/A	US$	3,217
	U.S. Bancorp.	-	〃	-	US$	3,191	N/A	US$	3,191
	Swedbank AB (publ)	-	〃	-	US$	3,178	N/A	US$	3,178
	Verisk Analytics, Inc.	-	〃	-	US$	3,170	N/A	US$	3,170
	Truist Bank	-	〃	-	US$	3,062	N/A	US$	3,062
	Xcel Energy Inc.	-	〃	-	US$	3,048	N/A	US$	3,048
	Corebridge Financial, Inc.	-	〃	-	US$	3,039	N/A	US$	3,039
	Public Service Enterprise Group Incorporated	-	〃	-	US$	3,022	N/A	US$	3,022
	ONE Gas, Inc.	-	〃	-	US$	3,018	N/A	US$	3,018
	Atmos Energy Corporation	-	〃	-	US$	3,003	N/A	US$	3,003
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,003	N/A	US$	3,003
	The Western Union Company	-	〃	-	US$	2,999	N/A	US$	2,999
	Johnson & Johnson	-	〃	-	US$	2,974	N/A	US$	2,974
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,961	N/A	US$	2,961
	CNA Financial Corporation	-	〃	-	US$	2,950	N/A	US$	2,950
	Sprint Spectrum Co Llc	-	〃	-	US$	2,900	N/A	US$	2,900
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	2,892	N/A	US$	2,892
	Southern California Gas Company	-	〃	-	US$	2,883	N/A	US$	2,883
	Avangrid, Inc.	-	〃	-	US$	2,877	N/A	US$	2,877
	AutoZone, Inc.	-	〃	-	US$	2,868	N/A	US$	2,868
	Otis Worldwide Corporation	-	〃	-	US$	2,866	N/A	US$	2,866
	Aozora Bank, Ltd.	-	〃	-	US$	2,811	N/A	US$	2,811
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	2,791	N/A	US$	2,791
	Novartis Capital Corporation	-	〃	-	US$	2,760	N/A	US$	2,760
	Baxalta Incorporated	-	〃	-	US$	2,734	N/A	US$	2,734
	Amazon.com, Inc	-	〃	-	US$	2,728	N/A	US$	2,728
	Ameriprise Financial, Inc.	-	〃	-	US$	2,675	N/A	US$	2,675
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,655	N/A	US$	2,655
	Black Hills Corporation	-	〃	-	US$	2,622	N/A	US$	2,622
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,612	N/A	US$	2,612
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	2,601	N/A	US$	2,601
	The Williams Companies, Inc.	-	〃	-	US$	2,568	N/A	US$	2,568
	Simon Property Group, L.P.	-	〃	-	US$	2,566	N/A	US$	2,566
	Masco Corporation	-	〃	-	US$	2,556	N/A	US$	2,556
	Georgia-Pacific LLC	-	〃	-	US$	2,539	N/A	US$	2,539
	NBN Co Limited	-	〃	-	US$	2,505	N/A	US$	2,505
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,480	N/A	US$	2,480

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	International Business Machines Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	2,474	N/A	US$	2,474
	Nuveen Finance, LLC	-	〃	-	US$	2,448	N/A	US$	2,448
	The Cigna Group	-	〃	-	US$	2,436	N/A	US$	2,436
	Pinnacle West Capital Corporation	-	〃	-	US$	2,417	N/A	US$	2,417
	Santander UK plc	-	〃	-	US$	2,413	N/A	US$	2,413
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,412	N/A	US$	2,412
	Kinder Morgan, Inc.	-	〃	-	US$	2,411	N/A	US$	2,411
	Bayer US Finance II LLC	-	〃	-	US$	2,393	N/A	US$	2,393
	CMS Energy Corporation	-	〃	-	US$	2,377	N/A	US$	2,377
	American Electric Power Company, Inc.	-	〃	-	US$	2,370	N/A	US$	2,370
	Phillips 66	-	〃	-	US$	2,369	N/A	US$	2,369
	Workday, Inc.	-	〃	-	US$	2,369	N/A	US$	2,369
	The Southern Company	-	〃	-	US$	2,352	N/A	US$	2,352
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,318	N/A	US$	2,318
	M&T Bank Corporation	-	〃	-	US$	2,310	N/A	US$	2,310
	Texas Instruments Incorporated	-	〃	-	US$	2,300	N/A	US$	2,300
	Chevron U.S.A. Inc.	-	〃	-	US$	2,289	N/A	US$	2,289
	Georgia Power Company	-	〃	-	US$	2,287	N/A	US$	2,287
	Air Lease Corporation	-	〃	-	US$	2,277	N/A	US$	2,277
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,270	N/A	US$	2,270
	USAA Capital Corp.	-	〃	-	US$	2,263	N/A	US$	2,263
	RGA Global Funding	-	〃	-	US$	2,254	N/A	US$	2,254
	Norsk Hydro ASA	-	〃	-	US$	2,250	N/A	US$	2,250
	Yara International ASA	-	〃	-	US$	2,250	N/A	US$	2,250
	Cardinal Health, Inc.	-	〃	-	US$	2,241	N/A	US$	2,241
	National Australia Bank Limited, New York Branch	-	〃	-	US$	2,213	N/A	US$	2,213
	Dominion Energy, Inc.	-	〃	-	US$	2,196	N/A	US$	2,196
	Berkshire Hathaway Inc.	-	〃	-	US$	2,188	N/A	US$	2,188
	Empower Finance 2020, LP	-	〃	-	US$	2,165	N/A	US$	2,165
	Union Pacific Corporation	-	〃	-	US$	2,107	N/A	US$	2,107
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,088	N/A	US$	2,088
	BOC Aviation Limited	-	〃	-	US$	2,043	N/A	US$	2,043
	Mead Johnson Nutrition Company	-	〃	-	US$	1,971	N/A	US$	1,971
	Public Service Electric and Gas Company	-	〃	-	US$	1,965	N/A	US$	1,965
	Magna International Inc.	-	〃	-	US$	1,952	N/A	US$	1,952
	Tucson Electric Power Company	-	〃	-	US$	1,932	N/A	US$	1,932
	Raytheon Technologies Corporation	-	〃	-	US$	1,910	N/A	US$	1,910
	Gulf Power Company	-	〃	-	US$	1,904	N/A	US$	1,904
	Duke Energy Corporation	-	〃	-	US$	1,896	N/A	US$	1,896
	Olympus Corporation	-	〃	-	US$	1,894	N/A	US$	1,894
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,892	N/A	US$	1,892
	NatWest Group plc	-	〃	-	US$	1,891	N/A	US$	1,891
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,889	N/A	US$	1,889
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	1,876	N/A	US$	1,876
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,809	N/A	US$	1,809
	NBK SPC Limited	-	〃	-	US$	1,776	N/A	US$	1,776
	Mitsubishi Corporation	-	〃	-	US$	1,763	N/A	US$	1,763
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,761	N/A	US$	1,761

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Caterpillar Financial Services Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,744	N/A	US$	1,744
	Kentucky Utilities Company	-	〃	-	US$	1,715	N/A	US$	1,715
	Wipro IT Services LLC	-	〃	-	US$	1,713	N/A	US$	1,713
	Waste Management, Inc.	-	〃	-	US$	1,702	N/A	US$	1,702
	Enbridge Inc.	-	〃	-	US$	1,700	N/A	US$	1,700
	Infor, Inc.	-	〃	-	US$	1,685	N/A	US$	1,685
	Hewlett Packard Enterprise Company	-	〃	-	US$	1,666	N/A	US$	1,666
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,664	N/A	US$	1,664
	DTE Energy Company	-	〃	-	US$	1,655	N/A	US$	1,655
	Mastercard Incorporated	-	〃	-	US$	1,641	N/A	US$	1,641
	Walmart Inc.	-	〃	-	US$	1,609	N/A	US$	1,609
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,603	N/A	US$	1,603
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	1,599	N/A	US$	1,599
	CSL Finance plc	-	〃	-	US$	1,598	N/A	US$	1,598
	University of California	-	〃	-	US$	1,597	N/A	US$	1,597
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,590	N/A	US$	1,590
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,589	N/A	US$	1,589
	AIA Group Limited	-	〃	-	US$	1,574	N/A	US$	1,574
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,571	N/A	US$	1,571
	eBay Inc.	-	〃	-	US$	1,560	N/A	US$	1,560
	Emerson Electric Co.	-	〃	-	US$	1,539	N/A	US$	1,539
	Westpac Banking Corporation	-	〃	-	US$	1,523	N/A	US$	1,523
	CSX Corporation	-	〃	-	US$	1,522	N/A	US$	1,522
	Glencore Funding LLC	-	〃	-	US$	1,519	N/A	US$	1,519
	UBS AG (LONDON BRANCH)	-	〃	-	US$	1,519	N/A	US$	1,519
	APA Infrastructure Limited	-	〃	-	US$	1,502	N/A	US$	1,502
	Zoetis Inc.	-	〃	-	US$	1,501	N/A	US$	1,501
	CK Hutchison International (19) Limited	-	〃	-	US$	1,479	N/A	US$	1,479
	Phillips 66 Company	-	〃	-	US$	1,479	N/A	US$	1,479
	Microchip Technology Incorporated	-	〃	-	US$	1,471	N/A	US$	1,471
	Brookfield Finance LLC	-	〃	-	US$	1,464	N/A	US$	1,464
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,463	N/A	US$	1,463
	Commonwealth Bank of Australia	-	〃	-	US$	1,462	N/A	US$	1,462
	Essex Portfolio, L.P.	-	〃	-	US$	1,445	N/A	US$	1,445
	Duke Energy Florida, LLC	-	〃	-	US$	1,427	N/A	US$	1,427
	Marathon Petroleum Corporation	-	〃	-	US$	1,426	N/A	US$	1,426
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,425	N/A	US$	1,425
	NSTAR Electric Company	-	〃	-	US$	1,413	N/A	US$	1,413
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,406	N/A	US$	1,406
	ITC Holdings Corp.	-	〃	-	US$	1,371	N/A	US$	1,371
	Alliant Energy Finance, LLC	-	〃	-	US$	1,342	N/A	US$	1,342
	Republic Services, Inc.	-	〃	-	US$	1,332	N/A	US$	1,332
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,306	N/A	US$	1,306
	NetApp, Inc.	-	〃	-	US$	1,279	N/A	US$	1,279
	Amphenol Corporation	-	〃	-	US$	1,268	N/A	US$	1,268
	Met Tower Global Funding	-	〃	-	US$	1,239	N/A	US$	1,239
	State Of Tennessee	-	〃	-	US$	1,235	N/A	US$	1,235
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,232	N/A	US$	1,232
	Welltower Inc.	-	〃	-	US$	1,187	N/A	US$	1,187

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	American Honda Finance Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,185	N/A	US$	1,185
	BAE Systems Holdings, Inc.	-	〃	-	US$	1,175	N/A	US$	1,175
	Gilead Sciences, Inc.	-	〃	-	US$	1,123	N/A	US$	1,123
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,098	N/A	US$	1,098
	The Curators of the University of Missouri	-	〃	-	US$	1,087	N/A	US$	1,087
	Ferguson Finance PLC	-	〃	-	US$	1,082	N/A	US$	1,082
	Nucor Corporation	-	〃	-	US$	1,071	N/A	US$	1,071
	Reynolds American Inc.	-	〃	-	US$	1,056	N/A	US$	1,056
	State Street Corporation	-	〃	-	US$	1,042	N/A	US$	1,042
	IBERDROLA INTL BV	-	〃	-	US$	1,017	N/A	US$	1,017
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,017	N/A	US$	1,017
	Foxconn (Far East) Limited	-	〃	-	US$	1,010	N/A	US$	1,010
	PACCAR Financial Corp.	-	〃	-	US$	1,005	N/A	US$	1,005
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,005	N/A	US$	1,005
	MassMutual Global Funding II	-	〃	-	US$	997	N/A	US$	997
	Quest Diagnostics Incorporated	-	〃	-	US$	992	N/A	US$	992
	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	-	〃	-	US$	986	N/A	US$	986
	Becton, Dickinson and Company	-	〃	-	US$	981	N/A	US$	981
	Denver City & County Housing Authority	-	〃	-	US$	979	N/A	US$	979
	Pricoa Global Funding I	-	〃	-	US$	973	N/A	US$	973
	LYB Finance Company B.V.	-	〃	-	US$	962	N/A	US$	962
	MetLife, Inc.	-	〃	-	US$	959	N/A	US$	959
	Kansas City Southern	-	〃	-	US$	952	N/A	US$	952
	Suntory Holdings Limited	-	〃	-	US$	948	N/A	US$	948
	Unilever Capital Corporation	-	〃	-	US$	879	N/A	US$	879
	QNB Finance Ltd.	-	〃	-	US$	863	N/A	US$	863
	Kenvue Inc.	-	〃	-	US$	863	N/A	US$	863
	Hormel Foods Corporation	-	〃	-	US$	826	N/A	US$	826
	Palm Beach County, Florida	-	〃	-	US$	806	N/A	US$	806
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	799	N/A	US$	799
	BMW US Capital, LLC	-	〃	-	US$	797	N/A	US$	797
	TransCanada PipeLines Limited	-	〃	-	US$	796	N/A	US$	796
	Oregon Health & Science University	-	〃	-	US$	777	N/A	US$	777
	CubeSmart, L.P.	-	〃	-	US$	759	N/A	US$	759
	Sysco Corporation	-	〃	-	US$	756	N/A	US$	756
	Niagara Mohawk Power Corporation	-	〃	-	US$	748	N/A	US$	748
	TELUS Corporation	-	〃	-	US$	746	N/A	US$	746
	Voya Financial, Inc.	-	〃	-	US$	738	N/A	US$	738
	The Walt Disney Company	-	〃	-	US$	736	N/A	US$	736
	Southern Power Company	-	〃	-	US$	733	N/A	US$	733
	OGE Energy Corp.	-	〃	-	US$	731	N/A	US$	731
	Visa Inc.	-	〃	-	US$	729	N/A	US$	729
	Manufacturers and Traders Trust Company	-	〃	-	US$	721	N/A	US$	721
	Sky Limited	-	〃	-	US$	685	N/A	US$	685
	Hyundai Capital Services, Inc.	-	〃	-	US$	671	N/A	US$	671
	Sodexo, Inc.	-	〃	-	US$	656	N/A	US$	656
	State Of Washington	-	〃	-	US$	650	N/A	US$	650
	Abbott Laboratories	-	〃	-	US$	644	N/A	US$	644

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Automatic Data Processing, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	640	N/A	US$	640
	Bell Canada, Inc.	-	〃	-	US$	620	N/A	US$	620
	L3Harris Technologies, Inc.	-	〃	-	US$	611	N/A	US$	611
	Keurig Dr Pepper Inc.	-	〃	-	US$	598	N/A	US$	598
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	580	N/A	US$	580
	Lincoln National Corporation	-	〃	-	US$	573	N/A	US$	573
	Port of Morrow	-	〃	-	US$	566	N/A	US$	566
	KeyBank National Association	-	〃	-	US$	565	N/A	US$	565
	American Water Capital Corp.	-	〃	-	US$	560	N/A	US$	560
	Enterprise Products Operating LLC	-	〃	-	US$	539	N/A	US$	539
	Shell International Finance B.V.	-	〃	-	US$	527	N/A	US$	527
	American International Group, Inc.	-	〃	-	US$	517	N/A	US$	517
	Arizona Public Service Company	-	〃	-	US$	508	N/A	US$	508
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	508	N/A	US$	508
	State of Hawaii	-	〃	-	US$	504	N/A	US$	504
	ConocoPhillips Company	-	〃	-	US$	502	N/A	US$	502
	Westpac New Zealand Limited	-	〃	-	US$	496	N/A	US$	496
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	494	N/A	US$	494
	United Parcel Service, Inc.	-	〃	-	US$	493	N/A	US$	493
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	483	N/A	US$	483
	Gsk Consumer Healthcare Capital Uk Plc	-	〃	-	US$	482	N/A	US$	482
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	479	N/A	US$	479
	Ecolab Inc.	-	〃	-	US$	474	N/A	US$	474
	Genuine Parts Company	-	〃	-	US$	472	N/A	US$	472
	McCormick & Company, Incorporated	-	〃	-	US$	472	N/A	US$	472
	Altria Group, Inc.	-	〃	-	US$	469	N/A	US$	469
	Tyson Foods, Inc.	-	〃	-	US$	444	N/A	US$	444
	DENSO Corporation	-	〃	-	US$	443	N/A	US$	443
	Brazos Higher Education Authority Inc	-	〃	-	US$	432	N/A	US$	432
	The Home Depot, Inc.	-	〃	-	US$	413	N/A	US$	413
	PayPal Holdings, Inc.	-	〃	-	US$	411	N/A	US$	411
	Target Corporation	-	〃	-	US$	407	N/A	US$	407
	National Australia Bank Limited	-	〃	-	US$	400	N/A	US$	400
	Aetna Inc.	-	〃	-	US$	398	N/A	US$	398
	Boston Properties Limited Partnership	-	〃	-	US$	393	N/A	US$	393
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	391	N/A	US$	391
	University of Massachusetts Building Authority	-	〃	-	US$	387	N/A	US$	387
	Aflac Incorporated	-	〃	-	US$	384	N/A	US$	384
	Entergy Corporation	-	〃	-	US$	382	N/A	US$	382
	Banco del Estado de Chile	-	〃	-	US$	379	N/A	US$	379
	McKesson Corporation	-	〃	-	US$	379	N/A	US$	379
	Sierra Pacific Power Company	-	〃	-	US$	376	N/A	US$	376
	Honeywell International Inc.	-	〃	-	US$	375	N/A	US$	375
	NIKE, Inc.	-	〃	-	US$	362	N/A	US$	362
	PepsiCo, Inc.	-	〃	-	US$	360	N/A	US$	360
	The Norinchukin Bank	-	〃	-	US$	352	N/A	US$	352
	Principal Financial Group, Inc.	-	〃	-	US$	349	N/A	US$	349
	Rabobank Nederland - New York Branch	-	〃	-	US$	336	N/A	US$	336
	Canadian Natural Resources Limited	-	〃	-	US$	327	N/A	US$	327

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mid-America Apartments, L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	298	N/A	US$	298
	The Allstate Corporation	-	〃	-	US$	296	N/A	US$	296
	Alabama State Federal Aid Highway Finance Authority	-	〃	-	US$	295	N/A	US$	295
	QUALCOMM Incorporated	-	〃	-	US$	294	N/A	US$	294
	TotalEnergies Capital International	-	〃	-	US$	289	N/A	US$	289
	BOC Aviation (USA) Corporation	-	〃	-	US$	288	N/A	US$	288
	Aptiv PLC	-	〃	-	US$	286	N/A	US$	286
	Salesforce, Inc.	-	〃	-	US$	285	N/A	US$	285
	QatarEnergy	-	〃	-	US$	271	N/A	US$	271
	Johnson Controls International plc	-	〃	-	US$	270	N/A	US$	270
	Barclays Bank PLC	-	〃	-	US$	268	N/A	US$	268
	Marriott International, Inc.	-	〃	-	US$	266	N/A	US$	266
	Equitable Holdings, Inc.	-	〃	-	US$	244	N/A	US$	244
	KBC Group NV	-	〃	-	US$	235	N/A	US$	235
	Pennsylvania Electric Company	-	〃	-	US$	235	N/A	US$	235
	EIDP, Inc.	-	〃	-	US$	230	N/A	US$	230
	Entergy Louisiana, LLC	-	〃	-	US$	220	N/A	US$	220
	Children's Hospital Of Orange County	-	〃	-	US$	217	N/A	US$	217
	Martin Marietta Materials, Inc.	-	〃	-	US$	207	N/A	US$	207
	The Pennsylvania State University	-	〃	-	US$	207	N/A	US$	207
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	200	N/A	US$	200
	Saudi Arabian Oil Company	-	〃	-	US$	195	N/A	US$	195
	Deere & Company	-	〃	-	US$	194	N/A	US$	194
	Los Angeles Department of Water and Power, California	-	〃	-	US$	190	N/A	US$	190
	NongHyup Bank	-	〃	-	US$	190	N/A	US$	190
	Oregon Education Districts	-	〃	-	US$	153	N/A	US$	153
	Hoover Alabama Board Of Education	-	〃	-	US$	101	N/A	US$	101
	Electricité de France S.A.	-	〃	-	US$	97	N/A	US$	97
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	85	N/A	US$	85
	Metropolitan Edison Company	-	〃	-	US$	81	N/A	US$	81
	Pima County, Arizona	-	〃	-	US$	77	N/A	US$	77
	State of Wisconsin	-	〃	-	US$	62	N/A	US$	62
	Aon Corporation	-	〃	-	US$	51	N/A	US$	51
	Huntington Beach California	-	〃	-	US$	50	N/A	US$	50
	Nueces County	-	〃	-	US$	24	N/A	US$	24
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	603,952	N/A	US$	602,815
	The Goldman Sachs Group, Inc.	-	〃	-	US$	433,954	N/A	US$	414,983
	Citigroup Global Markets Inc.	-	〃	-	US$	349,886	N/A	US$	346,720
	Wells Fargo & Company	-	〃	-	US$	335,484	N/A	US$	334,156
	JPMorgan Chase & Co.	-	〃	-	US$	312,358	N/A	US$	311,715
	Citigroup Inc.	-	〃	-	US$	201,821	N/A	US$	202,511
	Morgan Stanley	-	〃	-	US$	150,898	N/A	US$	150,335
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	149,951	N/A	US$	147,336
	Goldman Sachs Finance Corp International Ltd.	-	〃	-	US$	149,861	N/A	US$	146,949
	Jpmorgan LLC	-	〃	-	US$	49,984	N/A	US$	49,192
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	10,625	N/A	US$	10,487
	Hyundai Capital Services, Inc.	-	〃	-	US$	9,344	N/A	US$	9,243
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,311	N/A	US$	9,159
	Nomura Holdings, Inc.	-	〃	-	US$	9,187	N/A	US$	8,924

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fédération des caisses Desjardins du Québec	-	Financial assets at amortized cost	-	US$	9,170	N/A	US$	8,970
	UBS Group AG	-	〃	-	US$	9,121	N/A	US$	8,825
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	9,092	N/A	US$	8,970
	Deutsche Bank AG - New York Branch	-	〃	-	US$	9,066	N/A	US$	8,778
	GA Global Funding Trust	-	〃	-	US$	9,049	N/A	US$	8,968
	NatWest Markets Plc	-	〃	-	US$	8,979	N/A	US$	8,838
	Lloyds Banking Group plc	-	〃	-	US$	8,977	N/A	US$	8,843
	Athene Global Funding	-	〃	-	US$	8,972	N/A	US$	8,764
	NongHyup Bank	-	〃	-	US$	8,618	N/A	US$	8,586
	BPCE SA	-	〃	-	US$	8,473	N/A	US$	8,285
	Banco Santander, S.A.	-	〃	-	US$	8,305	N/A	US$	8,133
	Enel Finance International N.V.	-	〃	-	US$	8,224	N/A	US$	8,119
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,205	N/A	US$	8,082
	Protective Life Global Funding	-	〃	-	US$	8,111	N/A	US$	7,978
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	8,104	N/A	US$	8,025
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	8,089	N/A	US$	8,067
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,654	N/A	US$	7,595
	BNP Paribas SA	-	〃	-	US$	7,563	N/A	US$	7,419
	AIG Global Funding	-	〃	-	US$	7,269	N/A	US$	7,219
	Nationwide Building Society	-	〃	-	US$	7,239	N/A	US$	7,058
	KeyBank National Association	-	〃	-	US$	7,013	N/A	US$	6,573
	Canadian Imperial Bank of Commerce	-	〃	-	US$	6,171	N/A	US$	6,022
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	6,076	N/A	US$	6,003
	CRH America, Inc.	-	〃	-	US$	5,979	N/A	US$	5,861
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	5,800	N/A	US$	5,706
	Daimler Trucks Finance North America LLC	-	〃	-	US$	5,742	N/A	US$	5,661
	Swedbank AB (publ)	-	〃	-	US$	5,282	N/A	US$	5,234
	Georgia-Pacific LLC	-	〃	-	US$	5,224	N/A	US$	5,203
	F&G Global Funding	-	〃	-	US$	5,186	N/A	US$	5,119
	Bayer US Finance II LLC	-	〃	-	US$	4,989	N/A	US$	4,956
	Ecolab Inc.	-	〃	-	US$	4,909	N/A	US$	4,854
	Jackson Financial Inc.	-	〃	-	US$	4,713	N/A	US$	4,671
	Bristol-Myers Squibb Company	-	〃	-	US$	4,708	N/A	US$	4,668
	Kinder Morgan, Inc.	-	〃	-	US$	4,663	N/A	US$	4,634
	ING Groep N.V.	-	〃	-	US$	4,501	N/A	US$	4,454
	Toyota Motor Credit Corporation	-	〃	-	US$	4,497	N/A	US$	4,459
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	4,478	N/A	US$	4,424
	Five Corners Funding Trust	-	〃	-	US$	4,408	N/A	US$	4,365
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,172	N/A	US$	4,095
	Danone S.A.	-	〃	-	US$	4,168	N/A	US$	4,135
	National Australia Bank Limited, New York Branch	-	〃	-	US$	4,002	N/A	US$	3,988
	Société Générale Société anonyme	-	〃	-	US$	4,001	N/A	US$	3,946
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	4,000	N/A	US$	3,995
	BMW US Capital, LLC	-	〃	-	US$	3,999	N/A	US$	3,998
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,997	N/A	US$	3,977
	Simon Property Group, L.P.	-	〃	-	US$	3,994	N/A	US$	3,979
	Philip Morris International Inc.	-	〃	-	US$	3,991	N/A	US$	3,987
	Danske Bank A/S	-	〃	-	US$	3,966	N/A	US$	3,936
	The Bank of Nova Scotia	-	〃	-	US$	3,944	N/A	US$	3,912
	Komatsu Finance America, Inc.	-	〃	-	US$	3,943	N/A	US$	3,924

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BANQUE FEDERATIVE DU CREDIT MUTUEL	-	Financial assets at amortized cost	-	US$	3,933	N/A	US$	3,916
	Nordea Bank Abp	-	〃	-	US$	3,787	N/A	US$	3,757
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	3,750	N/A	US$	3,728
	Georgia Power Company	-	〃	-	US$	3,568	N/A	US$	3,552
	Enbridge Inc.	-	〃	-	US$	3,447	N/A	US$	3,401
	Central Japan Railway Company	-	〃	-	US$	3,393	N/A	US$	3,371
	Jackson National Life Global Funding	-	〃	-	US$	3,331	N/A	US$	3,195
	Nestlé Holdings, Inc.	-	〃	-	US$	3,276	N/A	US$	3,248
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,206	N/A	US$	3,141
	Spectra Energy Partners, LP	-	〃	-	US$	2,836	N/A	US$	2,787
	Ryder System, Inc.	-	〃	-	US$	2,553	N/A	US$	2,524
	Southern California Edison Company	-	〃	-	US$	2,276	N/A	US$	2,267
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,027	N/A	US$	2,016
	American Honda Finance Corporation	-	〃	-	US$	1,977	N/A	US$	1,960
	Oracle Corporation	-	〃	-	US$	891	N/A	US$	887
	Baxter International Inc.	-	〃	-	US$	789	N/A	US$	782
	Abbott Laboratories	-	〃	-	US$	362	N/A	US$	359
	Metropolitan Life Global Funding I	-	〃	-	US$	148	N/A	US$	147

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	653,685	N/A	US$	653,685
	Qatar	-	〃	-	US$	1,298	N/A	US$	1,298

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	541,176	N/A	US$	541,176
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	290,623	N/A	US$	290,623
	Government National Mortgage Association	-	〃	-	US$	195,039	N/A	US$	195,039
	Federal Home Loan Banks	-	〃	-	US$	2,006	N/A	US$	2,006

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,491	N/A	US$	10,491
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	9,718	N/A	US$	9,718
	BX Trust 2022-LBA6	-	〃	-	US$	9,649	N/A	US$	9,649
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,623	N/A	US$	9,623
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	9,568	N/A	US$	9,568
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,512	N/A	US$	7,512
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,097	N/A	US$	7,097
	BX Trust 2022-CLS	-	〃	-	US$	6,816	N/A	US$	6,816
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,684	N/A	US$	6,684
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,199	N/A	US$	6,199
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,071	N/A	US$	6,071
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	5,954	N/A	US$	5,954
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,788	N/A	US$	5,788
	Bank 2020-BNK26	-	〃	-	US$	5,735	N/A	US$	5,735
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,730	N/A	US$	5,730
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,375	N/A	US$	5,375
	Bank 2021-bnk33	-	〃	-	US$	5,334	N/A	US$	5,334
	Bank 2017-Bnk6	-	〃	-	US$	5,293	N/A	US$	5,293

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Benchmark 2019-B12 Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	5,234	N/A	US$	5,234
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,035	N/A	US$	5,035
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	4,881	N/A	US$	4,881
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,714	N/A	US$	4,714
	CSAIL 2018-CX11	-	〃	-	US$	4,704	N/A	US$	4,704
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,669	N/A	US$	4,669
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,570	N/A	US$	4,570
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,400	N/A	US$	4,400
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,349	N/A	US$	4,349
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,274	N/A	US$	4,274
	Bank 2017-BNK9	-	〃	-	US$	4,249	N/A	US$	4,249
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	4,143	N/A	US$	4,143
	Msbam 2016-C29	-	〃	-	US$	4,025	N/A	US$	4,025
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	3,987	N/A	US$	3,987
	Bank 2017 - BNK7	-	〃	-	US$	3,974	N/A	US$	3,974
	JPMCC 2017-JP7	-	〃	-	US$	3,867	N/A	US$	3,867
	BANK 2017-BNK5	-	〃	-	US$	3,478	N/A	US$	3,478
	Bank 2019-Bnk17	-	〃	-	US$	3,237	N/A	US$	3,237
	Bank 2019-Bnk22	-	〃	-	US$	3,199	N/A	US$	3,199
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,159	N/A	US$	3,159
	Msbam 2016-C31	-	〃	-	US$	2,989	N/A	US$	2,989
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,970	N/A	US$	2,970
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,889	N/A	US$	2,889
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,776	N/A	US$	2,776
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,726	N/A	US$	2,726
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,700	N/A	US$	2,700
	JPMDB 2017-C7	-	〃	-	US$	2,598	N/A	US$	2,598
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,597	N/A	US$	2,597
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,442	N/A	US$	2,442
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,364	N/A	US$	2,364
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,253	N/A	US$	2,253
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,214	N/A	US$	2,214
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,153	N/A	US$	2,153
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	2,114	N/A	US$	2,114
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,068	N/A	US$	2,068
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,050	N/A	US$	2,050
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	2,001	N/A	US$	2,001
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,990	N/A	US$	1,990
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	1,980	N/A	US$	1,980
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	1,973	N/A	US$	1,973
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,946	N/A	US$	1,946
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,835	N/A	US$	1,835
	Dolp Trust 2021-NYC	-	〃	-	US$	1,763	N/A	US$	1,763
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,692	N/A	US$	1,692
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,572	N/A	US$	1,572
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	1,521	N/A	US$	1,521
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,484	N/A	US$	1,484
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,462	N/A	US$	1,462
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,447	N/A	US$	1,447

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	COMM 2020-CBM Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	1,433	N/A	US$	1,433
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	1,374	N/A	US$	1,374
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,323	N/A	US$	1,323
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,255	N/A	US$	1,255
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,245	N/A	US$	1,245
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,231	N/A	US$	1,231
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,226	N/A	US$	1,226
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,219	N/A	US$	1,219
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,144	N/A	US$	1,144
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	1,121	N/A	US$	1,121
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	989	N/A	US$	989
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	953	N/A	US$	953
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	919	N/A	US$	919
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	874	N/A	US$	874
	Bank 2023-Bnk45	-	〃	-	US$	856	N/A	US$	856
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	841	N/A	US$	841
	BX Trust 2021-BXMF	-	〃	-	US$	813	N/A	US$	813
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	805	N/A	US$	805
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	783	N/A	US$	783
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	767	N/A	US$	767
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	766	N/A	US$	766
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	765	N/A	US$	765
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	659	N/A	US$	659
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	634	N/A	US$	634
	Equs 2021-Eqaz Mortgage Trust	-	〃	-	US$	577	N/A	US$	577
	Bx 2021-21M Mortgage Trust	-	〃	-	US$	573	N/A	US$	573
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	569	N/A	US$	569
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	563	N/A	US$	563
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	546	N/A	US$	546
	Bx Commercial Mortgage Trust 2021-CIP	-	〃	-	US$	530	N/A	US$	530
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	522	N/A	US$	522
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	491	N/A	US$	491
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	481	N/A	US$	481
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	468	N/A	US$	468
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	419	N/A	US$	419
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	400	N/A	US$	400
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	392	N/A	US$	392
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	391	N/A	US$	391
	Bank 2019-BNK23	-	〃	-	US$	343	N/A	US$	343
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	341	N/A	US$	341
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	315	N/A	US$	315
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	291	N/A	US$	291
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	263	N/A	US$	263
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	262	N/A	US$	262
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	259	N/A	US$	259
	JPMCC 2015 - JP1	-	〃	-	US$	244	N/A	US$	244
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	229	N/A	US$	229
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	227	N/A	US$	227
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	206	N/A	US$	206

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	WFRBS Commercial Mortgage Trust 2013-C13	-	Financial assets at fair value through other comprehensive income	-	US$	205	N/A	US$	205
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	139	N/A	US$	139
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	106	N/A	US$	106
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	65	N/A	US$	65
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	53	N/A	US$	53
	Bank 2020-BNK28	-	〃	-	US$	17	N/A	US$	17
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	3	N/A	US$	3

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	86,404	4	US$	86,404

VTAF II	Non-publicly traded equity investments
	5V Technologies, Inc.	-	Financial assets at fair value through other comprehensive income	1	-		-	-
	Aether Systems, Inc.	-	〃	1,085	-		20	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	1,597	3	US$	1,597

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	166	-	US$	166

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,282	-	US$	1,282

Emerging Fund	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	US$	4,000	N/A	US$	4,000

	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	NeuReality Ltd.	-	〃	122	US$	3,000	3	US$	3,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,000	3	US$	3,000
	RiVos, Inc.	-	〃	750	US$	2,000	-	US$	2,000

	Publicly traded stocks
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	255	US$	2,399	-	US$	2,399

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	Financial assets at amortized cost	-	-	2,950	$29,335,729		-		$-	2,350	$23,500,000		$23,500,000			$-	600	$5,965,338
	Cathay Financial Holding Co., Ltd.	〃	-	-	-	-		270	2,688,556		-	-		-		-		270	2,686,071
	Nan Ya Plastics Corporation	〃	-	-	450	4,476,301		250	2,490,491		450	4,500,000		4,500,000		-		250	2,488,190
	CPC Corporation, Taiwan	〃	-	-	750	7,458,936		-	-		600	6,000,000		6,000,000		-		150	1,490,569
	Formosa Plastics Corporation	〃	-	-	200	1,990,459		-	-		200	2,000,000		2,000,000		-		-	-
	Formosa Chemicals & Fibre Corporation	〃	-	-	250	2,485,666		-	-		250	2,500,000		2,500,000		-		-	-
	Formosa Petrochemical Corporation	〃	-	-	300	2,985,385		-	-		300	3,000,000		3,000,000		-		-	-

	Non-publicly traded equity investments
	TSMC Arizona	Investments accounted for using equity method	-	-	1,270	25,639,079		2,230	67,903,610		-	-		-		-		3,500	91,232,356

TSMC Global	Corporate bond
	The Goldman Sachs Group, Inc.	Financial assets at fair value through other comprehensive income	-	-	-	US$	51,439	-	US$	9,710	-	US$	11,847	US$	11,897	US$	(50)	-	US$	49,918
	Amgen Inc.	〃	-	-	-	US$	310	-	US$	18,377	-	US$	3,618	US$	3,569	US$	49	-	US$	15,319
	Credit Suisse AG, New York Branch	〃	-	-	-	US$	12,688	-	US$	-	-	US$	12,569	US$	14,369	US$	(1,800)	-	US$	-
	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	324,757	-	US$	283,754	-	US$	5,000	US$	5,000	US$	-	-	US$	603,952
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	440,655	-	US$	8,255	-	US$	15,000	US$	15,000	US$	-	-	US$	433,954
	Wells Fargo & Company	〃	-	-	-	US$	274,713	-	US$	59,992	-	US$	-	US$	-	US$	-	-	US$	335,484
	JPMorgan Chase & Co.	〃	-	-	-	US$	280,213	-	US$	30,608	-	US$	-	US$	-	US$	-	-	US$	312,358
	Citigroup Inc.	〃	-	-	-	US$	174,540	-	US$	26,733	-	US$	-	US$	-	US$	-	-	US$	201,821
	Morgan Stanley	〃	-	-	-	US$	60,207	-	US$	90,708	-	US$	-	US$	-	US$	-	-	US$	150,898

	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	613,603	-	US$	58,785	-	US$	27,759	US$	29,005	US$	(1,246)	-	US$	653,685

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	464,686	-	US$	83,709	-	US$	12,821	US$	13,133	US$	(312)	-	US$	541,176

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Federal Home Loan Mortgage Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	284,933	-	US$	28,332	-	US$	25,658	US$	25,609	US$	49	-	US$	290,623
	Government National Mortgage Association	〃	-	-	-	US$	175,067	-	US$	22,259	-	US$	4,766	US$	4,940	US$	(174)	-	US$	195,039

Note:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 14, 2023 (Note)	US$ 1,881,000 (Note)	Based on the terms in the purchase order	65 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales	$316,183,336		62	Net 30 days from invoice date (Note)	-	-	$107,669,520		78
	GUC	Associate	Sales		2,318,592	-	Net 30 days from invoice date	-	-		214,933	-
	TSMC Nanjing	Subsidiary	Purchases		16,071,725	36	Net 30 days from the end of the month of when invoice is issued	-	-		(3,268,576)	7
	TSMC China	Subsidiary	Purchases		6,713,846	15	Net 30 days from the end of the month of when invoice is issued	-	-		(2,046,409)	4
	WaferTech	Indirect subsidiary	Purchases		2,425,162	5	Net 30 days from the end of the month of when invoice is issued	-	-		(648,362)	1
	SSMC	Associate	Purchases		1,038,031	2	Net 30 days from the end of the month of when invoice is issued	-	-		(302,455)	1
	VIS	Associate	Purchases		315,937	1	Net 30 days from the end of the month of when invoice is issued	-	-		(71,004)	-

TSMC North America	GUC	Associate of TSMC	Sales		1,433,786	-	Net 30 days from invoice date	-	-		39,477	-
				(US$	47,128)					(US$	1,298)

VisEra Tech	Xintec	Associate of TSMC	Sales		107,865	7	Net 60 days from the end of the month of when invoice is issued	-	-		78,144	11

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
March 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$110,794,353		40	$-	-	$-	$-
	GUC	Associate	214,933		30	-	-	-	-

TSMC China	TSMC	Parent company	2,046,409		29	-	-	-	-
			(RMB	462,215)
	TSMC Nanjing	The same parent company	49,893,101		(Note 2)	-	-	-	-
			(RMB	11,269,165)

TSMC Nanjing	TSMC	Parent company	3,268,576		21	-	-	-	-
			(RMB	738,261)

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	552,726 18,169)	(Note 2)	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	648,362 21,312)	28	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$316,183,336	-	62%
				Receivables from related parties	107,669,520	-	2%
				Other receivables from related parties	3,124,833	-	-
				Accrued expenses and other current liabilities	95,259,617	-	2%
				Other noncurrent liabilities	145,969,972	-	3%
		JASM	1	Other noncurrent assets	8,146,251	-	-
		TSMC China	1	Purchases	6,713,846	-	1%
				Payables to related parties	2,046,409	-	-
		TSMC Nanjing	1	Purchases	16,071,725	-	3%
				Payables to related parties	3,268,576	-	-
		TSMC Technology	1	Payables to related parties	552,726	-	-
				Research and development expenses	1,006,273	-	-
		WaferTech	1	Purchases	2,425,162	-	-
				Payables to related parties	648,362	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	49,893,101	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

        No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2023				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2023 (Foreign Currencies in Thousands)		December 31, 2022 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$355,162,309		$355,162,309		11	100	$414,659,510		$5,056,218			$5,056,218	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		104,919,410		37,015,800	3,500	100		91,232,356	(1,987,277)			(1,987,277)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		64,484,308	954,533			954,533	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		24,567,085		24,567,085	1,020	71		22,815,320	(218,074)			(155,639)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		13,849,037	1,363,819			385,010	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	68		11,515,923	77,144			52,207	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		9,087,008	609,130			236,282	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		5,591,357	193,244			193,244	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,621,883	227,911			93,466	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,907,489	934,171			325,465	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		1,284,869		1,269,425	-	99.9		1,781,747	21,403			21,382	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356		1,144,356	49	100		1,159,754	5,197			5,197	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		542,840	8,853			8,853	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		376,917	6,599			6,599	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,242,679		1,239,621	-	98		251,205	(2,138)			(2,095)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		135,058	2,595			2,595	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		75,747	(283)			(278)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		42,415	328			328	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	17,855,852 586,939)	(US$	17,855,852 586,939)	-	100	(US$	36,828,594 1,210,591)	(US$	565,946 18,603)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		434,488		434,488	-	100		1,042,589	58,306			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	34,271)	(US$	1,917)
	TSMC Canada	Ontario, Canada	Engineering support activities		69,971		69,971	2,300	100		328,702	10,737			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	10,805)	(US$	353)
VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		69,832		66,790	-	100		173,407	(245)			Note2	Subsidiary
				(US$	2,295)	(US$	2,195)			(US$	5,700)	(US$	(8))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	48,473 1,593)	(US$	48,473 1,593)	4,693	28	(US$	17,647 580)	(US$	(4,960 (163	) ))	Note2	Associate
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	(US$	6,539,115 214,947)	(US$	347,245 11,414)		Note2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2023 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2023 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of March 31, 2023	Accumulated Inward Remittance of Earnings as of March 31, 2023
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$2,697,767	100%	$2,726,101 (Note 2)	$89,918,982	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	(Note 1)	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	5,637,025	100%	5,646,995 (Note 2)	73,189,221	-

Accumulated Investment in Mainland China as of March 31, 2023 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,855,738,559 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

MARCH 31, 2023

Shareholders (Note1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,318,639,233	20.51%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note2:    The calculation of ownership percentage is rounded to two decimal places.